FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Quarterly Results of Telefónica Group: January- June 2015	2

FINANCIAL HIGHLIGHTS

•	Second consecutive quarter of reported year-on-year growth in the main variables: accesses (+13%), revenues (+12.4%), OIBDA (+6.8%), net income (+70.4%) and EPS (+62.1%).

•	Organic year-on-year revenue growth acceleration to 4.4% (11,876 million euros).

•	Sequential improvement of 1.1 p.p., with Telefónica España (+0.8 p.p.) and Telefónica Brasil (+0.3 p.p.) as main contributors.

•	Mobile data stood as a key growth driver, increasing 17.3% year-on-year vs. 11.9% in the first quarter.

•	Strong organic growth of high-value customers: mobile contract +6%; smartphones +30%; LTE customers 4.7x reported; FFTH connected 1.4x; Pay TV 1.3x.

•	In January-June, revenues stood at 23,419 million euros (+3.9% year-on-year organic; +12.5% reported).

•	OIBDA increase of 3.3% organic year-on-year (3,702 million euros), 0.9 p.p. higher than the first quarter.

•	T. España and T. Deutschland drove sequential acceleration (+7.1 p.p. and +3.5 p.p. respectively).

•	Year-on-year growth in the quarter reflected sales progression, initial integration synergies in Germany and savings from the simplification and efficiency program.

•	OIBDA margin remained stable at 31.2%, with an organic erosion of 0.3 p.p. vs. April-June 2014.

•	In the first half of 2015, OIBDA totalled 7,320 million euros (+7.2% year-on-year; +2.9% organic).

•	January-June CapEx (5,094 million euros; +12.6% year-on-year organic) included 1,589 million euros of spectrum acquisition (mainly Germany in the second quarter), and was focused on developing Fibre and LTE networks.

•	Net income reached 1,891 million euros in the quarter and 3,693 million euros in the first half; EPS stood at 0.37 euros and 0.75 euros respectively.

•	Net financial debt in June increased to 51,238 million euros due to seasonal and non-recurrent extraordinary factors, which will be normalised throughout the year.

•	The leverage ratio considering the sale of O2 UK stood at 2.38x.

•	The 3 main rating agencies have upgraded Telefónica’s outlook over the first half of the year.

•	Increased guidance 2015:

•	Revenue guidance has been upgraded to >9.5% (vs. >7% previously), with the new dates for the incorporation of GVT and DTS in the consolidation perimeter adding 1.8 p.p. to growth.

•	OIBDA margin limited erosion has been updated to around 1.2 p.p. (around 1 p.p. previously), as the new consolidation dates of GVT and DTS have a negative impact of 0.3 p.p.

•	The CapEx/Sales excluding spectrum guidance is maintained at 17% for 2015.

•	The Net Debt/OIBDA objective is confirmed at below 2.35x, adjusted for the closing of the sale of O2 UK.

•	The dividend for 2015 is reiterated (0.35 euros per share in the form of a voluntary scrip dividend in the fourth quarter 2015 and 0.40 euros per share in cash in the second quarter 2016). Additionally, the amortisation of Treasury stock for a total of 1.5% share capital has been executed in July 2015.

•	The dividend for 2016 of 0.75 euros per share in cash is reiterated. Additionally, the amortisation of Treasury stock for a total of 1.5% share capital will be proposed at the 2016 AGM (in both cases subject to the closing of the sale of O2UK).

•	Telefónica de España revenue evolution improved again in the quarter to -1.1% year-on-year (+2.7 percentage points vs. the previous quarter), after remaining stable year-on-year in the months of May and June. Growth in the high-value customer segment and the strategy to upsell to new tariffs’ explained this evolution, which translated directly to OIBDA. Thus, second quarter OIBDA decreased 1.3% year-on-year in organic terms and the margin stood at 44.4% (-0.1 percentage points). The “Movistar Fusión +” convergent offer was launched in early July, combining the differential assets of Telefónica España and DTS.

•	At the end of May the acquisition of GVT was completed, with Telefónica Brasil becoming the leading integrated operator in the market, increasing the Company’s growth profile and improving its competitive position. Revenues in the second quarter accelerated their year-on-year organic growth to 5.2%, on the back of the solidness of the mobile business (+6.9%), the organic contribution of GVT and the significant recovery of the fixed business excluding GVT (+3.7 percentage points sequentially to -0.3%). OIBDA grew 0.4% year-on-year due to the efficiency and cost control measures implemented, which offset the impact of the weaker macro environment and higher commercial costs.

•	In Germany, the execution of integration activities continued at a solid pace and is already yielding significant synergies in this second quarter. Also, the success of the data monetization strategy continued to benefit from higher smartphone and LTE penetration, reaching 51% and 14% respectively, and from a higher number of customers (35% of gross additions) with tariffs with a data allowance higher than 1Gb per month. Regarding financial results in the quarter, it is worth mentioning the 12.5% year-on-year organic OIBDA growth (+3.5 percentage points sequentially) and the margin expansion to 23.6% (+2.4 percentage points organic year-on-year).

•	Solid organic revenue and OIBDA evolution of T. Hispanoamérica (revenues +10.3%; OIBDA +9.1%), jointly with high commercial momentum in mobile (especially smartphones) and fixed broadband (more bundles with higher speeds). For the sixth quarter in a row, organic OIBDA margin, excluding Venezuela, posted a year-on-year expansion of 0.9 percentage points explained by Mexico (+5.7 percentage points), Colombia (+3.0 percentage points), Argentina (+3.7 percentage points) and Chile (+0.8 percentage points).

Comments from César Alierta, Executive Chairman

“Telefónica’s second quarter results confirm the strength of the new growth cycle initiated the last quarter, with year-on-year growth of 13% in accesses, 12.4% in revenues, 6.8% in OIBDA and 70.4% in net income. It is also worth highlighting the organic growth acceleration in the quarter, supported by the strong recovery in the Spanish business, reaching revenue stabilisation in May and June for the first time since December 2009. Meanwhile, other businesses continued to grow organically in accesses, revenues and OIBDA.

Adding to the strength of the business, this quarter has incorporated GVT in Brazil and DTS in Spain, two key assets that are going to further bolster our presence in both markets and our leadership in quality services, and also contribute to the generation of future synergies, reinforcing our growth potential in both cases. In this sense, it is important to highlight the evolution of the business in Germany, which has started to deliver in the second quarter, just half a year after its incorporation, clear signs of the synergies resulting from such integration, posting 12.5% organic OIBDA growth.

Business performance is built on solid fundamentals, as it is supported by the strong investments carried out. Thus, Telefónica España has the most extensive fibre to the home network and the largest number of customers connected in Europe, reaching 12.5 million premises passed in June. With the incorporation of GVT, Vivo has a fibre network of 16.1 million premises passed on FTTN and FTTH technologies. Meanwhile, in mobile our LTE networks reached 67% coverage in Europe and 35% in Latin America.

All of the above allows us to face with confidence the ongoing business transformation thanks to the explosion of data consumption. Particularly noteworthy, for example, is the significant year-on-year growth of 66% in video traffic, 52% in mobile data traffic and the 60% higher data usage of an LTE customer vs. a 3G customer.

The strength of the evolution of the business in the first half of the year, coupled with our positioning in order to capture growth opportunities in the coming quarters, have led us to revise our objectives upwards for 2015.”

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June	% Chg		April - June	% Chg
	2015	Reported	Organic	2015	Reported	Organic
Revenues	23,419	12.5	3.9	11,876	12.4	4.4
Telefónica España	5,844	(2.5)	(2.5)	2,966	(1.1)	(1.1)
Telefónica Deutschland (1)	3,849	68.6	2.1	1,949	67.8	1.3
Telefónica Brasil (2)	5,737	4.6	4.8	2,943	4.5	5.2
Telefónica Hispanoamérica	7,132	15.0	10.0	3,467	10.6	10.3
Other companies & eliminations (3)	856	(0.1)		551	21.8
Telefónica Ireland (4)	—	n.m.		—	n.m.
OIBDA	7,320	7.2	2.9	3,702	6.8	3.3
Telefónica España	2,598	(5.3)	(4.9)	1,316	(1.9)	(1.3)
Telefónica Deutschland (1)	869	68.5	10.8	461	74.1	12.5
Telefónica Brasil (2)	1,759	1.6	0.6	919	1.7	0.4
Telefónica Hispanoamérica	2,152	16.1	11.8	1,025	8.8	9.1
Other companies & eliminations (3)	(58)	n.m.		(20)	n.m.
Telefónica Ireland (4)	—	n.m.		—	n.m.
OIBDA margin	31.3%	(1.5 p.p. )	(0.3 p.p. )	31.2%	(1.6 p.p. )	(0.3 p.p. )
Telefónica España	44.5%	(1.4 p.p. )	(1.1 p.p. )	44.4%	(0.4 p.p. )	(0.1 p.p. )
Telefónica Deutschland (1)	22.6%	(0.0 p.p. )	1.8 p.p.	23.6%	0.9 p.p.	2.4 p.p.
Telefónica Brasil (2)	30.7%	(0.9 p.p. )	(1.3 p.p. )	31.2%	(0.8 p.p. )	(1.5 p.p. )
Telefónica Hispanoamérica	30.2%	0.3 p.p.	0.5 p.p.	29.6%	(0.5 p.p. )	(0.3 p.p. )
Operating Income (OI)	3,068	(8.0)	0.6	1,557	(10.8)	(1.7)
Net income	3,693	105.4		1,891	70.4
Basic earnings per share (euros)	0.75	100.9		0.37	62.1
Basic earnings per share from continuing operations (euros)	0.36	8.6		0.26	24.6
CapEx	5,094	66.4	12.6	3,412	97.9	6.8
Telefónica España	887	26.2	19.2	473	8.6	2.4
Telefónica Deutschland (1)	1,658	n.m.	5.6	1,437	n.m.	8.2
Telefónica Brasil (2)	961	15.4	8.7	566	8.2	(0.7)
Telefónica Hispanoamérica	1,474	28.2	13.1	852	49.2	12.7
Other companies & eliminations (3)	115	4.9		85	40.3
Telefónica Ireland (4)	—	n.m.		—	n.m.
Spectrum	1,589	n.m.	n.m.	1,427	n.m.	n.m.
Telefónica España	49	n.m.	n.m.	27	n.m.	n.m.
Telefónica Deutschland (1)	1,195	n.m.	n.m.	1,195	n.m.	n.m.
Telefónica Brasil (2)	—	n.m.	n.m.	—	n.m.	n.m.
Telefónica Hispanoamérica	345	82.3	60.1	205	n.m.	n.m.
OpCF (OIBDA-CapEx)	2,226	(40.9)	(4.7)	289	(83.4)	(0.4)
Telefónica España	1,711	(16.2)	(13.4)	843	(7.0)	(3.0)
Telefónica Deutschland (1)	(789)	c.s.	17.5	(976)	c.s.	17.6
Telefónica Brasil (2)	798	(11.2)	(7.6)	354	(7.2)	2.2
Telefónica Hispanoamérica	678	(3.8)	10.4	173	(53.4)	3.6
Other companies & eliminations (3)	(173)	32.1		(104)	n.m.
Telefónica Ireland (4)	—	n.m.		—	n.m.

•	Reconciliation included in the excel spreadsheets.

Notes:

•	2014 and 2015 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014. The January-March 2015 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI, (as of 30 June, this rate was set at 197 Venezuelan bolivars fuertes per dollar).

•	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.

•	Organic criteria: Assumes constant exchange rates as of 2014 (average FX in 2014), excludes hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as “discontinued operations”, and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring charges mainly related to the integration processes in Germany and Brazil and the simplification programme. In addition, CapEx excludes investment in spectrum and the Real Estate efficiency plan.

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

(1)	E-Plus has been included since 1 October 2014.
(2)	GVT has been included since 1 May 2015.
(3)	DTS has been included since 1 May 2015.
(4)	T. Ireland has been removed from the consolidation perimeter since 1 July 2014.

The financial information related to the first half of 2015 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union. For comparative purposes only, the comparative figures for the first half of 2014 have been modified with respect to those presented last year, due to the conversion to the same rate as of the last quarter of 2014 (SICAD II 50 VEF/USD) of those operations referenced to the Venezuelan bolivar and following the consideration of T. UK as a discontinued operation in compliance with IFRS rules. The financial information for the first half of 2014 using the exchange rate in use at the time (SICAD I 10.60 VEF/USD), prepared under IFRS as adopted by the European Union, can be found in the tables “Selected Financial Data”, available in www.telefonica.com/investors. This information is unaudited.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

Telefónica’s second quarter results confirm the new growth cycle started in the previous quarter, which accelerated this quarter with an improvement in organic growth levels of both revenue (+4.4 year-on-year) and OIBDA (+3.3%). This growth is based on a general improvement of the competitive positioning, supported by a high-value customer base (fibre, Pay TV, LTE, smartphones) which is at the same time levered on the investments carried out to modernise and transform our networks.

In reported terms, year-on-year growth continued strong both in revenues (+12.4%) and OIBDA (+6.8%); basic earnings per share stood at 0.37 euros in the second quarter (+62.1% year-on-year) and 0.75 euros in the first six months, doubling vs. the same period in 2014.

On the other hand, the DTS acquisition in Spain was closed in April, and GVT in Brazil in May, allowing Telefónica to start benefiting from synergies in the coming quarters, adding to those already being realised in Germany after the purchase of E-Plus.

It is important to highlight that year-on-year evolution during the second quarter reflected the consolidation of GVT’s results in Telefónica Brasil and DTS’ in “Other companies and eliminations” (both since 1 May 2015), as well as E-Plus’ in T. Deutschland (since 1 October 2014) and the deconsolidation of T. Ireland’s results (since July 2014). Likewise, Telefónica’s operations in the UK are reported as discontinued operations within Telefónica Group, and their assets and liabilities are classified as “held for sale” in compliance with International Financial Reporting Standards (IFRS), as a result of the signing in March 2015 of the definitive sale agreement

Likewise, the Company has decided to adopt the exchange rate of the Venezuelan bolivar set at SIMADI at the end of the first six month-period of 2015, as being the most representative among the available exchange rates as of that date, impacting second quarter financial results. As of 30 June, this rate was set at 197 Venezuelan bolivars fuertes per dollar. This change in the conversion of the financial information implied a reduction in the quarter of 397 million euros in revenues and 90 million euros in OIBDA, with the purpose of adapting the results of the first half of the year to the new exchange rate.

Also, for better interpretation purposes, the comparative figures for the first quarter of 2014 of those operations referenced to the Venezuelan bolivar have been restated applying the exchange rate used in the conversion for the full year 2014 results (50 bolivars fuertes per dollar).

As of June 2015, accesses reached 329.4 million and grew 3% year-on-year organic (+13% reported), on the back of T. Brasil’s and T. Hispanoamérica’s solid growth pace (+4% and +3%, respectively). The strong year-on-year growth trend in high-value customers continued during the second quarter of 2015, especially in mobile contract (+16%), fibre (+4.6x) and Pay TV (1.9x).

•	Mobile accesses stood at 253.6 million and increased 12% year-on-year (+3% organic) on the back of solid mobile contract growth (+16% year-on-year; +6% organic), which already accounted for 34% of mobile accesses (+1 percentage points year-on-year). In contract, it is worth mentioning T. Brasil, with year-on-year growth of 13% and quarterly net additions of 679 thousand customers (+23% compared to the previous quarter) and T. Deutschland, with net additions during the quarter of 201 thousand customers (1.4 times vs. the previous quarter).

•	Smartphones totalled 99.2 million as of June 2015 and posted strong year-on-year growth of 56% (+30% organic) reaching a penetration of 41% (+11 percentage points year-on-year). Smartphone penetration in contract increased to 65% (+10 percentage points year-on-year), while in prepaid penetration stood at 31% (+11 percentage points year-on-year). LTE customers (18.6 million; 4.7x year-on-year) represented 8% of total mobile accesses (+6 percentage points year-on-year).

•	Retail broadband accesses reached 20.8 million, a 2% increase compared to June 2014 in organic terms (+18% reported). In the quarter, the organic net loss amounted to 31 thousand accesses, mainly explained by T. España (-67 thousand accesses, affected by several factors, including the installers strike in April and May) that could not be offset by the improvement in T. Brasil (+85 thousand accesses; 7.2 times year-on-year).

•	Fibre accesses stood at 5.4 million (4.6 times vs. June 2014; 1.4 times in organic terms) and reached organic quarterly net additions of 301 thousand accesses (+32% year-on-year) on the back of T. España (160 thousand) and T. Brasil (131 thousand).

•	Pay TV accesses (8.0 million; 1.9 times year-on-year) recorded organic quarterly net additions of 263 thousand customers, driven by T. Brasil (61 thousand customers; 1.4 times year-on-year) and T. Hispanoamérica (112 thousand customers; +10% year-on-year).

The year-on-year variation of the exchange rates during the second quarter of 2015 is especially affected by the aforementioned SIMADI adoption and the depreciation of the Brazilian reais and the Colombian peso vs. the euro. Thus, the evolution of exchange rates detracted 2.7 percentage points from revenue and OIBDA year-on-year growth in April-June. In January-June 2015, FX contributed with 0.2 percentage points to year-on-year revenue growth and detracted 0.2 percentage points from OIBDA growth, as the aforementioned negative impacts were partially offset by the appreciation of the other Latin American currencies vs. the euro.

Revenues stood at 11,876 million euros in the second quarter of 2015 and increased 4.4% year-on-year in organic terms (+12.4% reported), accelerating vs. the previous quarter (+1.1 percentage points), on the back of better contribution from Telefónica España (+0.8 percentage points) and Telefónica Brasil (+0.3 percentage points). In January-June revenues reached 23,419 million euros, +3.9% year-on-year in organic terms (+12.5% reported). Changes in the perimeter of consolidation contributed 10.2 percentage points to year-on-year growth in the second quarter and 8.1 percentage points in the first half. On the other hand, excluding the impact of regulation, revenues grew 5.6% in organic terms in April-June and 5.1% in January-June 2015.

Per segment, T. España, T. Brasil and T. Deutschland represented 66% of revenues during the first six months of 2015. Telefónica Hispanoamérica represented 30%, 1 percentage point more compared to the same period of the previous year despite the lower weight of Venezuela, which already represented less than 1% of the total.

Mobile data revenue year-on-year growth accelerated in the quarter 5 percentage points vs. the previous quarter to 17.3% (+28.8% in reported terms) and already represented 42% of mobile service revenues (+5 percentage points year-on-year), on the back of higher smartphone penetration (+11 percentage points year-on-year) and a growing weight of LTE customers (+6 percentage points compared to June 2014). Non-SMS data revenue improved year-on-year organic growth by 8 percentage points to 26.6% (+35.8% reported) and already represented 82% of data revenue (+6 percentage points year-on-year). It is important to highlight LTE’s potential, with LTE traffic already representing 13% of mobile data traffic in the second quarter of the year and penetration over accesses still at 8%, due to the significant increase in unit per user consumption vs. 3G, generating double-digit ARPU uplift.

Operating expenses totalled 8,425 million euros in April-June 2015 and increased 4.4% year-on-year in organic terms (+14.6% reported), driven by growth in T. Hispanoamérica and T. Brasil, and despite the savings generated by T. Deutschland and T. España. In January-June 2015, expenses amounted to 16,610 million euros, and increased 4.2% year-on-year in organic terms (+14.7% reported) mainly as a result of higher network and system expenses.

Breakdown by component:

•	Supplies, 3,233 million euros in the second quarter of 2015, increased 2.5% year-on-year in organic terms (+13.6% reported) reflecting higher handset consumption, on higher smartphones gross additions, partially offset by lower mobile interconnection costs.

•	Personnel expenses, 1,682 million euros in April-June, increased 3.6% in organic terms compared to the same period of 2014 (+13.0% reported) affected by inflationary pressure in some countries. However, they reduced their year-on-year organic growth rate 1.5 percentage points vs. the previous quarter, driven by the savings from the restructuring plans that are being implemented. Non-recurring restructuring expenses impacted second quarter OIBDA in 16 million, mainly in Peru.

The average headcount in the first half of 2015 stood at 120,233 employees, 1.9% higher vs. January-June 2014 (-2.1% considering constant perimeter).

•	Other operating expenses, 3,509 million euros in April-June, increased 6.6% in organic terms compared to the same period of the previous year (+16.3% reported) mainly due to network expenses associated to strong traffic growth.

Gains on sales of fixed assets totalled 28 million euros in the second quarter of 2015 (10 million euros in April-June 2014) mainly due to the sale of real estate assets in Spain (19 million euros impact in OIBDA). During the first half of 2015 this item reached 89 million euros (49 million euros in the same period of 2014) and primarily includes the sale of non-strategic towers (40 million euros of OIBDA impact), the aforementioned sale of real estate assets in Spain and the sale of “yourfone GmbH” in Germany (17 million euros of OIBDA impact).

Operating income before depreciation and amortization (OIBDA) in April-June 2015 amounted to 3,702 million euros (+6.8% year-on-year reported) and posted a year-on-year organic growth of 3.3%, accelerating vs. the first quarter (+0.9 percentage points), driven by T. España’s contribution improvement (+2.9 percentage points compared to the previous quarter) and by T. Deutschland’s strong growth rate (+12.5%; +3.5 percentage points compared to the previous quarter). In the first half of 2015 OIBDA totalled 7,320 million euros (+7.2% year-on-year; +2.9% organic).

The changes in the perimeter of consolidation contributed 6.7 percentage points to year-on-year OIBDA growth in April-June and 4.9 percentage points in the first half.

OIBDA margin in the second quarter stood at 31.2%, with a year-on-year organic erosion of 0.3 percentage points. In January-June, the margin reached 31.3% (-0.3 percentage points in organic terms vs. the same period of 2014).

Depreciation and amortisation in April-June reached 2,145 million euros and increased 24.5% year-on-year (4,252 million euros in the first six months; +21.8%) affected by the incorporation of GVT, DTS and E-Plus into the perimeter of consolidation. In organic terms, it grew 7.4% year-on-year in the quarter (+4.6% in January-June 2015) predominantly due to the depreciation of the new spectrum acquired in Brazil and Spain and the higher investment effort. Total depreciation and amortisation charges arising from purchase price allocation processes amounted to 219 million in the quarter (422 million in January-June 2015).

The Operating income (OI) amounted to 1,557 million euros and fell 1.7% vs. to the second quarter of 2014 in organic terms (-10.8% reported). In the first half of 2015, operating income reached 3,068 million euros (+0.6% year-on-year organic; -8.0% reported).

Net financial expenses in the first half of 2015 totalled 1,129 million euros, 8.5% lower than the same period of the previous year. Excluding the negative exchange rate differences of 293 million euros, largely due to the impact of the adoption of the Venezuelan bolívar exchange rate set at SIMADI, the improvement would be of 30.0% (358 million euros). Regarding this improvement, it is worth highlighting the positive effects of the divestment of the Group’s total stake in Telecom Italia S.p.A. (380 million euros) and the lower cost of debt in euros (87 million euros), due to the reduction of fixed-rate debt and the capture of the lower euro short-term rates. The effective cost of the debt in the last twelve months, excluding exchange rates and the positive impact related to the divestment in Telecom Italia S.p.A., stood at 5.23%, 15 basis points below June 2014.

In the second quarter of 2015, net financial expenses accelerated their year-on-year drop compared to the previous quarter by 7.5 percentage points to -12.6% (485 million euros), despite the negative impact resulting from the adoption of the exchange rate set at SIMADI, mainly due to the positive impact caused by the divestment in Telecom Italia S.p.A. and the lower cost of debt in euros.

Corporate income tax in the April-June period represented an income of 314 million euros, primarily due to the larger activation of tax credits in 2015 mainly in Spain. During the first six months corporate income tax amounted to 71 million euros (230 million euros in the same period of 2014).

Profit from continuing operations stood at 1,385 million euros in April-June 2015 and increased 16.9% year-on-year. In the first half of the year, it reached 1,864 million euros (+2.6% vs. the same period of 2015).

Profit from discontinued operations totalled 537 million euros in the quarter (88 million euros in the same period of 2014), impacted by the cessation of depreciation and amortization since the signing of the final sale agreement of Telefónica’s operations in the UK and the 135 million euros adjustment of deferred tax assets. Thus, in January-June it reached 1,841 million euros, with 1,320 million euros from deferred tax assets resulting from the estimation of the difference in Telefónica, S.A. between the fiscal value and the agreed value regarding the sale of Telefónica’s UK operations, which are expected to materialize in the foreseeable future when they are finally made deductible in the sale.

Profit attributable to minority interests detracted 31 million euros from second quarter net income, down 80.9% year-on-year mainly due to the higher result attributed to minority interests in Brazil in 2014 (affected by non-recurrent factors) and by the negative results attributed to T. Deutschland minorities. In January-June they detracted 12 million euros from the net income (-94.0% year-on-year).

Thus, consolidated net income reached 1,891 million euros in April-June 2015 (1.7 times higher year-on-year) and 3,693 million euros in January-June (2.1 times higher). This translated into basic earnings per share of 0.37 euros in the quarter (+62.1% vs. the same period of the previous year) and of 0.75 euros up to June (2.0 times year-on-year).

CapEx in the first half of 2015 stood at 5,094 million euros (+12.6% year-on-year organic) and included 1,589 million euros in spectrum acquisitions (1,195 million in Germany and 204 million in Argentina, both in the second quarter; 135 million in Ecuador and 6 million in Chile in the first quarter; 49 million in Spain in the first six-month period). Growth and transformation projects continued being the main focus, reaching 76% of total investment (+5 percentage points year-on-year in organic terms).

The operating cash-flow (OIBDA-CapEx) totalled 289 million euros in the second quarter of 2015 (1,717 million euros excluding spectrum acquisitions) and fell 0.4% year-on-year organic (-83.4% reported). In the first half of 2015, it reached 2,226 million euros (3,815 million euros excluding spectrum), 4.7% less than in the same period of 2014 in organic terms (-40.9% reported).

Interest payments in the first half of 2015 (1,402 million euros) fell 9.2% compared to the same period of 2014, mainly due to lower coupon payments and the reduction in the cost of debt. In April-June (496 million euros) they fell 45.2% vs. the first quarter of 2015, due to the seasonality of bond coupons.

Payment of taxes amounted to 134 million euros in January-June 2015, 248 million euros less with respect to the same period of 2014, primarily due to tax recoveries on definitive tax filings of previous years.

Working capital consumed 943 million euros, mainly due to the seasonality of investment (with payments 653 million euros above accruals) and of certain operating expenses. This consumption was 656 million euros higher vs. first half of 2014 due to payments in 2015 related to restructuring expenses accrued in 2014 as well as extraordinary impacts in the first half of 2014 (deferred income on advance payments in Germany and collections from the Spanish government’s vendor payment plan). On the other hand, management measures continued contributing to the monetisation of revenues financed through the factoring of collections (with sales of remaining handset portfolio 415 million euros higher than the new invoices) and to maintain supplier financing.

Regarding the second quarter, working capital contributed with a cash generation of 199 million euros (285 million euros in the second quarter of 2014) due to the management measures and lower CapEx and spectrum related payments vs. accruals.

Operations with minority shareholders totalled 400 million in January-June 2015, 146 million euros more year-on-year, fundamentally due to higher dividend payments in Germany. In the second quarter, these operations reached 374 million euros due to dividend payments in T. Deutschland.

Cash flow from discontinuing operations reached 547 million euros in the first half of 2015 (330 million euros in the same period of 2014), mainly due to a positive working capital contribution and an operating cash flow improvement. In the second quarter this cash flow totalled 131 million euros (260 million euros in the same period of 2014).

All in all, the free cash flow, excluding spectrum payments, reached 1,144 million euros in January-June 2015 (-194 million euros after spectrum).

Net financial debt stood at 51,238 million euros as of June 2015 and increased 5,611 million euros in the quarter, driven mainly by: i) net financial investments including changes in the perimeter of consolidation (acquisitions of GVT and DTS and Telco S.p.A. demerger) for 6,397 million euros; ii) shareholder remuneration

(including net purchases of treasury stock and the payment of coupons of equity instruments) totalling 2,194 million euros; iii) spectrum payments of 1,212 million euros; iv) payment of labour-related commitments (151 million euros), mainly in connection with early retirements; and v) other factors that increased debt in 519 million euros, including the impact of the adoption of the exchange rate set at SIMADI for the conversion of positions in Venezuelan bolivars. Among factors that reduced the debt, it is worth highlighting; i) 3,003 million euros from the capital increase of Telefónica, S.A.; ii) the contribution of minority shareholders in Telefónica Brasil’s capital increase, totalling 1,204 million euros; and iii) free cash flow generation before spectrum payments for a total of 655 million euros.

Compared to December 2014, net financial debt grew 6,151 million euros. Factors causing the debt to increase included: i) 6,536 million euros in net financial investments including changes in the perimeter of consolidation; ii) shareholder remuneration totalling 2,687 million euros; iii) spectrum payments of 1,308 million euros; iv) payment of labour-related commitments (417 million euros), mainly in connection with early retirements; and v) other factors totalling 980 million euros, principally the higher value in euros of net debt in denominated in foreign currencies due to the appreciation of the sterling pound vs. the euro and the impact of the adoption of the exchange rate set at SIMADI for the conversion of positions in Venezuelan bolivars. Conversely, noteworthy factors reducing debt included: i) 3,003 million euros from the capital increase of Telefónica S.A.; ii) the contribution of minority shareholders in Telefónica Brasil’s capital increase, totalling 1,204 million euros; iii) free cash flow generation before spectrum payments for a total of 1,114 million; and iv) the issuance of capital instruments for a total of 456 million.

The leverage ratio (net debt to OIBDA1) in the last 12 months at the end of June 2015 stood at 2.92 times. Including the collection of the full firm value on the sale of O2 UK, the ratio would stand at 2.38 times (2.35 times excluding second quarter corporate transactions: acquisitions of GVT and DTS, adjusting corresponding OIBDA, and Telco S.p.A. demerger).

During the first half of 2015, Telefónica’s financing activity in capital markets stood at about 11.388 million euros equivalent and was mainly focused on financing the GVT acquisition as well as on strengthening the liquidity position and actively managing the cost of debt, through the extension of the maturity of the credit lines and credit margins reduction. It is worth mentioning the capital increases in Telefónica, S.A., for a total of 3.0 billion euros, and Telefónica Brasil, S.A. for 16.1 billion Brazilian reais, related with the financing of the acquisition of GVT. The capital increase at Telefónica Brasil, S.A. was subscribed in a 25.2% by minority shareholders (approximately 1.2 billion).

Likewise, it is worth mentioning the signing in February 2015 of a syndicated credit line with 33 financial entities totalling 2.5 billion euros and maturing in 2020. In parallel, the economic terms of the syndicated credit facility signed in February 2014, for an amount of 3.0 billion euros, have been modified. Therefore, as of the end of June 2015, the Group liquidity position allows accommodating the next debt maturities.

In Hispanoamérica, Telefónica’s subsidiaries tapped financing markets in the January-June 2015 period for approximately 861 million equivalent euros. It is worth highlighting the hybrid issuance from Colombia Telecomunicaciones, S.A. ESP totalling 500 million dollars.

In the first quarter, T. Deustchland closed financing agreements for an amount of 300 million euros through the issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung), with different maturity terms until 2032.

Telefónica, S.A. and its holding companies have continued with their issuance activity under the various Commercial Paper Programs (Domestic and European), increasing the outstanding amount to approximately 2,106 million euros at the end of June.

Telefónica maintains total undrawn committed credit lines with different credit entities for an approximate amount of 8,148 million euros, with around 7,329 million maturing in more than 12 months, which, along with the adjusted cash position, places liquidity at 13.9 billion euros.

[1]	OIBDA 12 month rolling, not considering O2 UK discontinuation, incorporating E-Plus’ OIBDA corresponding to July-September 2014 as well as DTS’ and GVT’s OIBDA corresponding to July 2014-April 2015, and excluding the non-recurring impact from restructuring costs in 2014.

Definition

Organic growth: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes the impact of hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as “discontinued operations”, and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs mainly related to the integration processes in Germany and Brazil and the simplification programme. CapEx also excludes investment in spectrum and the Real Estate efficiency plan.

Digital Services

In the second quarter of 2015, digital services revenues totalled 938 million euros (+27.0 year-on-year in organic terms), reflecting the consolidation from 1 May of DTS and GVT. During the first six months of the year revenues totalled 1,621 million euros, with year-on-year growth in organic terms of 29.7%.

Main highlights are:

•	Revenues in the Video business in the second quarter stood at 541 million euros and grew 34.8% year-on-year in organic terms (862 million in the first half of the year; +41.9% year-on-year), leveraged on the expansion of the access base (8.0 million; +25% year-on-year in organic terms) in Spain, Brazil and Hispanoamerica as well as the inclusion of 1.4 million accesses from DTS and almost 1 million accesses from GVT.

With the DTS acquisition, Telefónica consolidates a high-value customer base, expanding its opportunities for cross-selling. In July, the company launched the new Pay TV offer, “Movistar+”, with national satellite coverage with the most comprehensive and higher-quality offering in the market, integrating Movistar and Digital+ content, including the Spanish football league (“La Liga”) and the “Copa del Rey” for the 2015/16 season.

•	Security revenues (71 million euros in the quarter) grew 28.0% year-on-year in organic terms and 46.9% in the six-month period.

In the area of Security for consumer customers, total accesses reached 10.2 million (+63% year-on-year). Additionally, new Cloud services (in Spain and the United Kingdom) and multi-device security products with “McAfee” (in Peru and Argentina) were launched. In Spain, it should be noted, “Movistar Verisure Hogar”, a pioneering and unique quintuple play service, which, thanks to the agreement reached with Securitas Direct, offers a value-added security service for connected households.

•	M2M revenues in the second quarter (39 million euros) remained stable year-on-year in organic terms. Noteworthy is the launch in Spain of “Smart Patrimonio”, a solution that monitors cultural heritage landmarks for preventative preservation purposes.

•	The investments made in infrastructures (upgrade of several “data centres”), in platforms and in the deployment of new services allowed Cloud revenues to grow 36.3% year-on-year in organic terms, reaching 108 million euros in the quarter.

•	In the Financial Services area, revenues reached 65 million euros in the quarter (+5.5% year-on-year in organic terms; +6.4% in the first half).

•	The Global Device Management, 82.6% of shipments were smartphones (+9.0 percentage points year-on-year) and 52.3% were LTE (+30.1 percentage points year-on-year). It should be highlighted, the strategic agreement reached with China Unicom for the joint purchase of LTE handsets, with the purpose of selecting smartphones with common specifications.

Telefónica Global Resources

During the second quarter of the year, TGR continued contributing to a fast and agile development of technologies enabling the best digital end-to-end experience for our customers.

The Global Network and Operations Area accelerated ultra-broadband deployments, in both fixed (FTTx) and mobile (LTE) and drove the development, design and certification of homogeneous technological solutions.

Thus, premises passed with fibre totalled 12.5 million in Spain and 16.1 million in Brazil and allowed to reach 5.4 million fibre customers (1.4 times year-on-year organic). The integration of GVT contributed with 11.6 million premises passed and 3.2 million FTTx customers. In LTE, population coverage in Europe and Latin America reached 67% and 35% respectively; LTE sites in service surpassed 25 thousand and 89% of 3G and LTE base stations were connected at high-speed to the transmission network. As a result, LTE customers increased 4.7 times reaching the 18.6 million.

Total data traffic grew 40% year-on-year organic, driven by mobile broadband (+52%) and fixed broadband (+39%). The latter due to higher video traffic (+66% including IPTV). Average consumption per smartphone in the second quarter increased 30% year-on-year to 556 MB per month, driven by the higher LTE penetration, which offers a superior customer experience.

Among the initiatives aimed at increasing our competitive differentiation and efficiency, the following are worth noting:

•	Creation of a Global Device Development Centre, which guarantees an integrated process, from device design to its certification, while it captures cost, time and innovation synergies.

•	Integration of the two mobile networks in Germany, offering our customers the best 3G urban coverage and expanding in rural areas to reach 90% of the country’s population.

•	Automation through self-organising networks, to optimise the deployment, operation and maintenance of networks, like in Brasil and Germany.

•	VoLTE support for all contract customers in Germany.

•	Closure of two copper central offices in Spain, and migration of all customers to all-IP solutions, leveraged on the deployment of the fibre network.

In the Global IT area, application transformation translated in a reduction of the structural complexity and in a transformation of the “BBS” Business Support Systems to standardise, upgrade and simplify processes and systems. Likewise, this approach simplifies integrations, reduces “Time To Market” of new digital services and improves user experience.

Regarding “Full Stack”2 projects, it is worth highlighting GVT’s integration in Brazil, having launched integration projects related to legal entities, tactical solutions for the fixed business, etc. Thus “Full Stack” is already being developed in 15 countries, progressing in line with the target of managing more than 35% of customers by 2016.

In parallel, this area enables digital capabilities to efficiently manage and process all the information available related to the Company, the network and the customers (“Big Data” and “Business Intelligence”).

With regards to efficiency and simplification, 351 applications have been eliminated year-on-year, 4 Data Centers were released, the virtualisation level increased 10 percentage points year-on-year organic, having reduced physical servers by 10%.

[2]	“Business Support Systems” transformation processes, with integrated, “best-in-class” and “out of the box” solutions to enable online, automated, bundled and multichannel processes.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Final Clients Accesses	283,012.7	285,331.4	285,237.0	309,800.5	312,635.8	323,021.6	13.2
Fixed telephony accesses (1) (2)	37,382.1	37,326.1	37,103.9	36,602.0	36,219.8	40,164.5	7.6
Internet and data accesses	18,105.5	18,151.4	18,150.3	18,132.5	18,195.7	21,229.3	17.0
Broadband (3)	17,569.1	17,625.9	17,640.2	17,649.3	17,704.7	20,754.8	17.8
Fibre (4)	975.9	1,181.6	1,447.1	1,755.0	2,062.6	5,444.4	n.m.
Mobile accesses	223,958.0	225,662.0	225,332.8	249,978.9	252,753.8	253,597.5	12.4
Prepay	150,854.2	150,750.4	149,877.0	164,959.2	166,813.7	166,636.1	10.5
Contract	73,103.9	74,911.6	75,455.7	85,019.6	85,940.1	86,961.4	16.1
M2M	6,269.0	6,665.1	6,841.4	7,595.5	8,029.0	8,447.4	26.7
Pay TV (5)	3,567.1	4,191.9	4,650.0	5,087.2	5,466.5	8,030.3	91.6

Wholesale Accesses	6,327.7	6,438.6	6,585.6	6,521.6	6,475.7	6,401.0	(0.6)

Total Accesses	289,340.3	291,770.0	291,822.5	316,322.1	319,111.5	329,422.6	12.9

Notes:

•	T. Ireland accesses are excluded from the third quarter of 2014. E-Plus accesses are consolidated from the fourth quarter of 2014 and GVT and DTS accesses are consolidated from 1 May 2015.

•	O2 UK accesses are excluded from the first quarter of 2014 as a result of the discontinuation of the operation.

(1)	Includes fixed wireless and VoIP accesses.
(2)	From 1 May 2015 4.3 million GVT accesses are included.
(3)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.
(4)	From 1 May 2015 3.2 million GVT fibre accesses (FTTN) are included.
(5)	From 1 May 2015 1.4 million DTS accesses and 1.0 million GVT accesses are included.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	67.4%	66.8%	66.5%	66.0%	66.0%	65.7%	(1.1 p.p.	)
Contract percentage (%)	32.6%	33.2%	33.5%	34.0%	34.0%	34.3%	1.1 p.p.
Smartphones (‘000)	58,340.2	63,670.7	71,447.1	79,027.7	91,431.1	99,184.0	55.8
Prepay	25,660.8	29,208.1	35,349.2	36,539.6	46,368.5	51,139.4	75.1
Contract	32,679.4	34,462.6	36,097.9	42,488.1	45,062.5	48,044.6	39.4
Smartphone penetration (%)	27.7%	30.0%	33.7%	33.6%	38.3%	41.4%	11.4 p.p.
Prepay	17.2%	19.6%	23.8%	22.4%	28.0%	30.9%	11.4 p.p.
Contract	53.2%	54.8%	56.8%	59.2%	61.4%	64.8%	10.0 p.p.
LTE (‘000)	2,758.5	3,982.1	5,505.8	9,830.7	14,059.4	18,571.7	n.m.
LTE penetration (%)	1.3%	1.8%	2.5%	4.1%	5.7%	7.6%	5.8 p.p.

Notes:

•	T. Ireland accesses are excluded from the third quarter of 2014. E-Plus accesses are consolidated from the fourth quarter of 2014 and GVT and DTS accesses are consolidated from 1 May 2015.

•	O2 UK accesses are excluded from the first quarter of 2014 as a result of the discontinuation of the operation.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg			April - June		% Chg
	2015	2014	Reported	Organic		2015	2014	Reported	Organic
Revenues	23,419	20,817	12.5	3.9		11,876	10,566	12.4	4.4
Internal exp. capitalized in fixed assets	359	292	23.2	16.0		189	150	26.4	13.4
Operating expenses	(16,610)	(14,477)	14.7	4.2		(8,425)	(7,353)	14.6	4.4
Supplies	(6,292)	(5,580)	12.8	2.2		(3,233)	(2,847)	13.6	2.5
Personnel expenses	(3,316)	(2,943)	12.7	4.3		(1,682)	(1,489)	13.0	3.6
Other operating expenses	(7,002)	(5,953)	17.6	6.1		(3,509)	(3,016)	16.3	6.6
Other net income (expense)	63	143	(55.5)	(62.1)		33	92	(63.9)	(69.5)
Gain (loss) on sale of fixed assets	89	49	82.5	c.s.		28	10	n.m.	n.m.
Impairment of goodwill and other assets	(1)	2	c.s.	c.s.		0	1	(64.0)	(41.5)
Operating income before D&A (OIBDA)	7,320	6,825	7.2	2.9		3,702	3,467	6.8	3.3
OIBDA Margin	31.3%	32.8%	(1.5 p.p. )	(0.3 p.p.	)	31.2%	32.8%	(1.6 p.p. )	(0.3 p.p. )
Depreciation and amortization	(4,252)	(3,491)	21.8	4.6		(2,145)	(1,722)	24.5	7.4
Operating income (OI)	3,068	3,334	(8.0)	0.6		1,557	1,744	(10.8)	(1.7)
Share of profit (loss) of investments accounted for by the equity method	(4)	(54)	(93.4)			(0)	(58)	(99.9)
Net financial income (expense)	(1,129)	(1,234)	(8.5)			(485)	(555)	(12.6)
Profit before taxes from continuing operations	1,935	2,047	(5.5)			1,071	1,131	(5.3)
Corporate income tax	(71)	(230)	(69.2)			314	54	n.m.
Profit for the period from continuing operations	1,864	1,817	2.6			1,385	1,185	16.9
Profit for the period from discontinued operations	1,841	181	n.m.			537	88	n.m.
Profit for the period	3,705	1,997	85.5			1,922	1,272	51.1
Non-controlling interests	(12)	(199)	(94.0)			(31)	(163)	(80.9)
Net Income	3,693	1,798	105.4			1,891	1,110	70.4
Weighted average number of ordinary shares outstanding during the period (millions)	4,755	4,596	3.5			4,860	4,580	6.1
Continuing operations earnings per share (euros)	0.36	0.33	8.6			0.26	0.21	24.6
Discontinued operations earnings per share (euros)	0.39	0.04	n.m.			0.11	0.02	n.m.
Basic earnings per share (euros)	0.75	0.37	100.9			0.37	0.23	62.1

Notes:

•	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014. The January-March 2015 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI, (as of 30 June, this rate was set at 197 Venezuelan bolivars fuertes per dollar).

•	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.

•	The weighted average number of ordinary shares outstanding during the period has been obtained applying the IAS rule 33 “Earnings per share”. Thereby, the weighted average of shares held as treasury stock have not been taken into account as outstanding shares. On the other hand, the denominator is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity (as if such transactions had occurred at the beginning of the earliest period presented). For instance, the bonus share issue carried out to meet the scrip dividends paid in 2014, has been taken into account. Also, the ordinary shares that would be issued upon the conversion of the mandatorily convertible notes issued on 24 September 2014 are included in the calculation of earnings per share from that date.

•	Continuing operations earnings per share ratio is calculated dividing profit for the period from continuing operations, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.

•	Discontinued operations per share ratio is calculated dividing profit for the period from discontinued operations by the weighted average number of ordinary shares outstanding during the period.

•	Basic earnings per share ratio is calculated dividing Net Income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.

•	2014 and 2015 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	Group consolidated results consolidate GVT and DTS’ results from 1 May 2015, consolidate E-Plus’ results from the fourth quarter 2014 and deconsolidate Telefónica Ireland’s results from the third quarter 2014.

TELEFÓNICA

GUIDANCE 2015

				Previous criteria
Bases 2014		Previous Operative Guidance 2015 (Feb-2015)	Upgraded Operative Guidance 2015 (Jul-2015)	2015
				Jan-Mar	Jan-Jun
42,794	Revenues (% Chg YoY)	Growth > 7%	Growth > 9.5%	8.8%	9.4%
32.7%	OIBDA margin (Chg YoY)	Limited erosion of around 1 p.p. y-o-y (to allow for commercial flexibility if needed)	Limited erosion of around 1.2 p.p. y-o-y (to allow for commercial flexibility if needed)	(1.0 p.p. )	(0.9 p.p. )
16.7%	CapEx / Sales	Around 17%	Around 17%	13.3%	14.8%

		Financial Guidance 2015 (unchanged)
	Net financial debt / OIBDA	Net financial debt / OIBDA < 2.35x		2.13x	2.35x

•	Previous guidance criteria 2015: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes O2 UK and T. Venezuela. In addition OIBDA excludes write-offs, capital gains/losses from companies’ disposals, towers sales, material non-recurring impacts and restructuring charges mainly related to the integration processes in Germany and Brazil and the simplification programme. Additionally, CapEx excludes investment in spectrum and the real estate efficiency plan. GVT results are included from July 2015.

•	Upgraded guidance criteria 2015: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes O2 UK and T. Venezuela. In addition OIBDA excludes write-offs, capital gains/losses from companies’ disposals, towers sales, material non-recurring impacts and restructuring charges mainly related to the integration processes in Germany and Brazil and the simplification programme. Additionally, CapEx excludes investment in spectrum and the real estate efficiency plan. GVT and DTS results are included from May 2015.

2014 adjusted bases exclude:

•	OIBDA excludes additionally tower sales and the provision for restructuring charges.

•	CapEx excludes additionally investment in spectrum, the real estate efficiency plan and the investment in Telefónica’s Headquarters in Barcelona.

2014 adjusted bases include:

•	E-Plus consolidated in T. Deutschland since the fourth quarter of 2014.

•	Ireland in January-June 2014.

Financial guidance criteria 2015:

•	Net financial debt / OIBDA adjusted for the O2 UK sale.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - June			%
	2015 Reported	2015 Organic	2014 Organic	Organic Change y-o-y		Reported Change y-o-y
Revenues	23,419	23,342	22,467	3.9		12.5
OIBDA	7,320	7,294	7,091	2.9		7.2
OIBDA margin	31.3%	31.2%	31.6%	(0.3 p.p.	)	(1.5 p.p. )
Operating Income (OI)	3,068	3,084	3,066	0.6		(8.0)
CapEx	5,094	3,506	3,114	12.6		66.4
OpCF (OIBDA-CapEx)	2,226	3,788	3,977	(4.7)		(40.9)

	2015	2014
Reported revenues	23,419	20,817
Forex impact	(124)
Hyperinflation in Venezuela	47	(29)
Changes in the consolidation perimeter		1,678

Organic revenues	23,342	22,467

Reported OIBDA	7,320	6,825
Forex impact	(29)
Hyperinflation in Venezuela	28	(12)
Tower sales	(40)	(55)
Restructuring charges provision	16
Changes in the consolidation perimeter		333

Organic OIBDA	7,294	7,091

Reported CapEx	5,094	3,061
Forex impact	(52)
Hyperinflation in Venezuela	10	(2)
Spectrum acquisition	(1,547)	(189)
Changes in the consolidation perimeter		244

Organic CapEx	3,506	3,114

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2015 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of June 2014. Forex impact on those effects is totally included under “Forex impact” epigraph.

•	Organic criteria: Assumes constant exchange rates as of 2014 (average FX in 2014), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts. In 2014 excludes the provision for restructuring costs, aligned with the simplification initiatives that the Group is implementing, mainly accrued in the fourth quarter. In addition, CapEx excludes investment in spectrum and in 2014 excludes changes in the urban qualification of real estate properties and investment in Telefónica’s headquarters in Barcelona.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	April - June			%
	2015 Reported	2015 Organic	2014 Organic	Organic Change y-o-y	Reported Change y-o-y
Revenues	11,876	12,130	11,614	4.4	12.4
OIBDA	3,702	3,799	3,677	3.3	6.8
OIBDA margin	31.2%	31.3%	31.7%	(0.3 p.p. )	(1.6 p.p. )
Operating Income (OI)	1,557	1,626	1,654	(1.7)	(10.8)
CapEx	3,412	2,025	1,896	6.8	97.9
OpCF (OIBDA-CapEx)	289	1,774	1,782	(0.4)	(83.4)

	2015	2014
Reported revenues	11,876	10,566
Forex impact	184
Hyperinflation in Venezuela	70	(26)
Changes in the consolidation perimeter		1,075

Organic revenues	12,130	11,614

Reported OIBDA	3,702	3,467
Forex impact	58
Hyperinflation in Venezuela	25	(11)
Tower sales	(1)	(9)
Restructuring charges provision	16
Changes in the consolidation perimeter		231

Organic OIBDA	3,799	3,677

Reported CapEx	3,412	1,724
Forex impact	9
Hyperinflation in Venezuela	13	(2)
Spectrum acquisition	(1,410)	(3)
Changes in the consolidation perimeter		176

Organic CapEx	2,025	1,896

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2015 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of June 2014. Forex impact on those effects is totally included under “Forex impact” epigraph.

•	Organic criteria: Assumes constant exchange rates as of 2014 (average FX in 2014), excludes hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as “discontinued operations”, and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring charges mainly related to the integration processes in Germany and Brazil and the simplification programme. In addition, CapEx excludes investment in spectrum and the Real Estate efficiency plan.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	June 2015	December 2014	% Chg
Non-current assets	97,748	99,435	(1.7)
Intangible assets	21,012	22,353	(6.0)
Goodwill	23,775	25,111	(5.3)
Property, plant and equipment and Investment properties	32,472	33,343	(2.6)
Investments accounted for by the equity method	75	788	(90.5)
Non-current financial assets	11,073	10,973	0.9
Deferred tax assets	9,341	6,867	36.0
Current assets	32,890	22,864	43.8
Inventories	1,180	934	26.3
Trade and other receivables	9,431	10,606	(11.1)
Tax receivables	1,435	1,749	(18.0)
Current financial assets	2,061	2,932	(29.7)
Cash and cash equivalents	3,843	6,529	(41.1)
Non-current assets classified as held for sale	14,940	114	n.m.
Total Assets = Total Equity and Liabilities	130,638	122,299	6.8
Equity	35,519	30,289	17.3
Equity attributable to equity holders of the parent and other holders of equity instruments	24,056	21,115	13.9
Non-controlling interests	11,463	9,174	25.0
Non-current liabilities	58,803	62,311	(5.6)
Non-current interest-bearing debt	47,799	50,688	(5.7)
Non-current trade and other payables	2,480	2,377	4.3
Deferred tax liabilities	2,307	2,566	(10.1)
Non-current provisions	6,217	6,680	(6.9)
Current liabilities	36,316	29,699	22.3
Current interest-bearing debt	14,424	9,094	58.6
Current trade and other payables	13,908	16,943	(17.9)
Current tax payables	1,889	2,026	(6.7)
Current provisions	1,874	1,595	17.5
Liabilities associated with non-current assets held for sale	4,221	41	n.m.
Financial Data
Net Financial debt (1)	51,238	45,087	13.6

Note:

•	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015.

•	2014 and 2015 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Figures in million euros. Net Financial Debt in June 2015 includes: Non-current interest-bearing debt + Non-current trade and other payables (1,321) + Current interest-bearing debt + Current trade and other payables (208)—Non-current financial assets (6,293)—Current financial assets—Current trade and other receivables (317)—Cash and cash equivalents.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - June
		2015	2014	% Chg
I	Cash flow from operations	6,243	6,547	(4.6)
II	Net interest payment (1)	(1,402)	(1,544)
III	Payment for income tax	(134)	(382)
A=I+II+III	Net cash provided by operating activities	4,708	4,621	1.9
B	Net payment for investment in fixed and intangible assets	(5,466)	(3,526)
	Spectrum (2)	(1,308)	(154)
C=A+B	Net free cash flow after CapEx	(758)	1,095	c.s.
D	Net Cash received from sale of Real Estate	2	4
E	Net payment for financial investment (3)	(743)	2,026
F	Net payment for operations with minority shareholders and treasury stock (4)	371	(935)
G=C+D+E+F	Free cash flow after dividends from continuing operations	(1,129)	2,190	c.s.
L	Free cash flow after dividends from discontinued operations	494	246
H	Effects of exchange rate changes on net financial debt	524	2,596
I	Effects on net financial debt of changes in consolid. and others	4,992	(479)
J	Net financial debt at beginning of period	45,087	45,381
K=J-G-L+H+I	Net financial debt at end of period	51,238	45,062	13.7

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX FROM CONTINUING OPERATIONS

Unaudited figures (Euros in millions)

	January - June
	2015	2014	% Chg
OIBDA	7,320	6,825	7.2
- CapEx accrued during the period	(5,094)	(3,061)
- Payments related to cancellation of commitments	(417)	(405)
- Net interest payment	(1,402)	(1,544)
- Payment for tax	(134)	(382)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(88)	(50)
- Investment In working capital and other deferred income and expenses	(943)	(287)
= Net Free Cash Flow after CapEx	(758)	1,095	c.s.
+ Net Cash received from sale of Real Estate	2	4
- Net payment for financial investment	(743)	2,026
- Net payment for operations with minority shareholders and treasury stock	371	(935)
= Free Cash Flow after dividends	(1,129)	2,190	c.s.

Unaudited figures (Euros in millions)

	January - June
	2015	2014	% Chg
Net Free Cash Flow after CapEx	(758)	1,095	c.s.
+ Payments related to cancellation of commitments	417	405
- Operations with minority shareholders	(400)	(254)
= Free Cash Flow from continuing operations	(741)	1,246	c.s.
+ Free Cash Flow from discontinued operations	547	330	66.1
= Free Cash Flow	(194)	1,576	c.s.
Weighted average number of ordinary shares outstanding during the period (millions)	4,755	4,596
= Free Cash Flow per share from continuing operations (euros)	(0.16)	0.27	c.s.
= Free Cash Flow per share from discontinued operations (euros)	0.12	0.07	60.5
= Free Cash Flow per share (euros)	(0.04)	0.34	c.s.

Notes:

•	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria, which have been updated to report certain intragroup transactions as discontinued operations.

•	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014. The January-March 2015 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI, (as of 30 June, this rate was set at 197 Venezuelan bolivars fuertes per dollar).

•	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

•	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.

•	2014 and 2015 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Figures in million euros. 2015 includes: 976 in Germany, 204 in Argentina, 67 in Ecuador, 49 in Spain, 6 in Chile, 5 in Colombia and 1 in Nicaragua. 2014 includes: 79 in Panama, 62 in Colombia and 13 in Brazil.
(3)	In 2015 includes the contribution of minorities in the share capital increase of Telefônica Brasil, the sale of Telecom Italia S.p.A., the sale of yourfone GmbH and the payment for the purchase of GVT and DTS. In 2014 includes the sale of T. Czech Republic.
(4)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		June 2015
	Long-term debt (1)	49,120
	Short term debt including current maturities (2)	14,632
	Cash and cash equivalents	(3,843)
	Short and Long-term financial investments (3)	(8,671)
A	Net Financial Debt	51,238
	Gross commitments related to employee benefits (4)	3,456
	Value of associated Long-term assets (5)	(767)
	Taxes receivable (6)	(1,000)
B	Net commitments related to employee benefits	1,688
A + B	Total Debt + Commitments	52,926
	Net Financial Debt / OIBDA (7)	2.92x

•	Notes:

•	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015.

•	2015 reported figures include the hyperinflationary adjustments in Venezuela.

(1)	Includes “Non current interest-bearing debt” and 1,321 million euros of “Non-current trade and other payables”.
(2)	Includes “Current interest-bearing debt” and 208 million euros of “Other current payables”.
(3)	Includes “Current financial assets”, 6,293 million euros of “Non-current financial assets” and 317 million euros of “Trade and other current receivables”.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	OIBDA 12 month rolling, not considering O2 UK discontinuation, incorporating additionally E-Plus OIBDA corresponding to April-September 2014 as well as incorporating DTS and GVT OIBDA corresponding to July 2014—April 2015 and excluding the non-recurring impact from restructuring costs in 2014.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Jun 2015	Jan - Jun 2014	June 2015	December 2014
USA (US Dollar/Euro)	1.115	1.371	1.119	1.214
United Kingdom (Sterling/Euro)	0.732	0.821	0.711	0.779
Argentina (Argentinean Peso/Euro)	9.836	10.693	10.169	10.382
Brazil (Brazilian Real/Euro)	3.302	3.142	3.471	3.225
Chile (Chilean Peso/Euro)	692.458	757.650	715.021	736.654
Colombia (Colombian Peso/Euro)	2,771.265	2,682.533	2,907.661	2,904.688
Costa Rica (Colon/Euro)	602.773	746.269	605.327	662.252
Guatemala (Quetzal/Euro)	8.537	10.652	8.531	9.223
Mexico (Mexican Peso/Euro)	16.882	17.974	17.550	17.898
Nicaragua (Cordoba/Euro)	30.024	35.143	30.490	32.293
Peru (Peruvian Nuevo Sol/Euro)	3.457	3.838	3.554	3.614
Uruguay (Uruguayan Peso/Euro)	28.590	30.863	30.289	29.543
Venezuela (Bolivar Fuerte/Euro) (3)	220.751	68.273	220.751	60.691

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 30/06/15 and 31/12/14.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. In 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD, following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014. The January-June 2015 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI, (as of 30 June, this rate was set at 197 Venezuelan bolivars fuertes per dollar).

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	June 2015
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	69%	16%	12%	3%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	June 2015
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities	79%	20%	1%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Stable	25/03/2015
S&P1	BBB	A-2	Positive	28/05/2015
Fitch[1]	BBB+	F-2	Stable	26/06/2015

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

YEAR TO DATE MAIN FINANCING OPERATIONS

Unaudited figures

	Closing date	Amount (m)	Currency	Issuer
EQUITY
Capital increase	17-Apr-15	3,048	EUR	Telefónica, S.A.
Capital increase	5-May-15	4,044	BRL	Telefônica Brasil, S.A.

	Issue date	Amount (m)	Currency	Issuer	Coupon	Maturity date	ISIN code
DEBENTURES AND BONDS
Schuldscheindarlehen/ Namensschuldverschreibung (1)	13-Mar-15	300	EUR	Telefónica Germany, GmbH & Co	2.375%	13-Mar-32
Eurobond	18-Jun-15	300	EUR	Telefónica Emisiones, S.A.U.	Euribor 3M + 0.33%	Interest Payment Date falling in June 2017	XS1249278976
Eurobond	21-Jul-15	67	EUR	Telefónica Emisiones, S.A.U.	Euribor 6M + 0.83%	Interest Payment Date falling in July 2022	XS1262975995
Bond	24-Jul-15	2	UF	Telefónica Móviles Chile	2.200%	20-Jun-20	BTMOV-G	(2)

	Issue date	Amount (m)	Currency	Issuer	Coupon	First Call date	ISIN code
UNDATED DEEPLY SUBORDINATED RESET RATE SECURITIES
Hybrid bond	30-Mar-15	500	USD	Colombia Telecomunicaciones, S.A. ESP	8.5%	30-Mar-20	USP28768AB86

	Signing date	Amount	Currency	Borrower	Maturity date
INTEREST-BEARING DEBT
Syndicated facility	19-Feb-15	2,500	EUR	Telefónica, S.A.	19-Feb-20
Syndicated facility (3)	19-Feb-15	3,000	EUR	Telefónica, S.A.	18-Feb-19
Bilateral Loan	30-Jun-15	200	EUR	Telefónica, S.A.	30-Jun-20
Bilateral Loan	16-Jul-15	175	EUR	Telefónica, S.A.	16-Jul-17
Bilateral Loan	16-Jul-15	125	EUR	Telefónica, S.A.	19-Mar-19

1.	Maximum coupon and maturity date
2.	Santiago exchange code
3.	Amendment to the 3,000 million euros syndicated credit facility arranged on February 18, 2014

02

TELEFÓNICA ESPAÑA

Telefónica España’s results confirmed yet another quarter of solid progress in its evolution. Thus, second quarter revenues in absolute terms (2,966 million euros) grew sequentially by 88 million euros, with a significant improvement in their year-on-year variation (-1.1% vs. -3.8% in the first quarter), after stabilising in the months of May (+0.1%) and June (+0.2%), for the first time since December 2009.

This recovery is driven by growth in higher value customer segments and the success of the upselling strategy in the context of the improvement in private consumption and higher competitive rationality. Likewise, the improved revenue evolution is reflected in a high level of profitability, with the OIBDA margin in the quarter standing at 44.4% (-0.1 percentage points year-on-year in organic terms).

The commercial activity during the quarter was notably affected by, on the one hand, the installers’ strike during April and the first half of May, which translated into a decline in the number of gross additions, and, on the other hand, the lifting of loyalty clauses and the Movistar tariffs update, which resulted in an upturn in churn in the fixed business. However, by the end of May both indicators (gross additions and churn) were back to normal levels and in June net additions in higher value accesses gradually recovered to levels similar to those of previous months.

Post-closing of the quarter, on 8 July, a new convergent offer was launched, “Movistar Fusión+”, which combines the differential Movistar and Digital Plus assets, and will contribute to improving the Company’s positioning in the Pay TV market and accelerate the commercial momentum in the second half of the year. At the same time, this content offer is the most comprehensive and has the best technical specifications in the market (multi-device, cloud recording, HD and last 7 days’ viewing). The offer also features a broadband speed upgrade up to 300 Mb from June.

Thus, the “Movistar Fusión+” basic offer is called “Fusión+ Familiar” (30 Mb speed in fixed broadband, 4G mobile voice and data, and a package of more than 80 TV channels at 65 euros/month, VAT included), which customers can opt to expand by adding four additional Premium content packages: Series, Films, Sports for an additional 5, 9, 20 respectively and Football, whose price is pending regulatory approval. Additionally, in the option with 300 Mb fibre, the aforementioned prices are subject to an additional 12 euros per month premium (VAT included).

At the end of June, Telefónica España’s access base stood at 40.9 million, stable year-on-year (-0.2%).

•	“Movistar Fusión” had 3.9 million customers and 1.5 million additional mobile lines (+16% and 12% year-on-year respectively) and represents 77% of fixed broadband customers and 60% mobile contracts, both in the consumer segment.

Furthermore, the value of the customer base continued to increase, as 87% of the new “Fusión” customers in the quarter added new services (82% in the previous quarter and 77% in the same quarter of 2014). Likewise, fibre and TV penetration rates continued to grow; 25% of “Fusión” customers already had high-speed fibre, 100 or 300 Mb, (+8 percentage points year-on-year) and 52% had signed up for Pay TV services (+25 percentage points year-on-year).

Quarterly ARPU increased 4.4% year-o-year to 71.8 euros (+3.1% compared to the first quarter) reflecting the rollout of the new tariffs (effective from 5 May) and the demand for higher-value services. Churn stood at 1.4% (1.1% in the second quarter of 2014), affected by the aforementioned exceptional developments. However in June it had returned to levels similar to the first quarter (1.4% in April; 1.8% in May and 1.1% in June).

•	Retail fixed telephony accesses (-5% compared to June 2014) posted a net quarterly loss of 195 thousand accesses (126 thousand during the first quarter), due to a lower volume of gross additions (-16% year-on-year) due to the strike’s impact. However, the net monthly loss improved in June and was the lowest recorded in 2015.

•	Retail fixed broadband accesses (5.9 million, stable year-on-year) dropped during the quarter by 67 thousand accesses, also affected by the fewer gross additions (-23% quarter-on-quarter) and to a lesser extent, by the churn performance (1.5%, +0.1 percentage points year-on-year; +0.3 percentage points compared to the first quarter). With the dissipation of these extraordinary impacts, net additions recovered in June and were back to positive levels.

Quarterly broadband ARPU amounted to 28.3 euros, accelerating its pace of year-on-year growth to 21.8%, driven by the higher weight of TV and UBB customers, as well as the different allocation of “Fusión” revenues.

Fibre accesses maintained positive net additions in April-June of 160 thousand, lower than in January-March (244 thousand), as a result of the strike, but virtually the same compared to the same quarter of 2014. It is worth highlighting the net additions in June of 71 thousand accesses, higher than in previous months.

Thus, total fibre customers stand at 1.7 million (1.3 million are 100 or 300 Mb customers), doubling compared to June 2014, and representing 29% of total broadband accesses (+15 percentage points year-on-year).

In yet another quarter customers showed a noteworthy preference for high-speed products, as 62% of new fibre customers subscribed to the 100/300 Mb product, with a higher ARPU (price premium of 12 euros including VAT) compared to 10 or 30 Mb accesses.

•	By the end of June, premises passed with fibre stood at 12.5 million, after adding 1.0 million during the quarter. The deployment target remains subject to the definitive regulation, although it is important to highlight that the combination of the investment efforts by Telefónica’s and other market players and a regulatory framework that encouraged investment, have allowed Spain to become the current leader in Europe in terms of both the coverage of new fibre to the home networks in the number of connected customers to the fibre network.

•	Pay TV accesses reached 2.2 million customers (x1.8 compared to June 2014), with quarterly net additions of 90 thousand accesses (255 thousand in the previous quarter), affected by a lower number of gross additions (-41% quarter-on-quarter) as a result of the strike and the churn increase (1.4%; +0.5 percentage points quarter-on-quarter; although it continues showing a significant year-on-year improvement of 0.4 percentage points). It should be mentioned that churn improved notably throughout the quarter (1.3% in June vs. 1.7% in May) and net additions in June recovered to 40 thousand accesses.

•	Total mobile accesses base stood at 17.3 million, 3% lower than in June 2014, in line with the previous quarter.

In the contract segment, and for the fifth consecutive quarter, it is worth noting the positive net additions (16 thousand accesses) and, just as in the other services, the month-on-month improvement (31 thousand in June).

Likewise, the lower net additions in the period compared to the previous quarter (79 thousand accesses) is explained by the lower level of new customer capture (-15% quarter-on-quarter), explained by the delay in “Fusión” activations due to the strike, and the worse portability balance (-9% year-on-year) mainly driven by a lower volume in gross additions. However, it is worth mentioning the improvement of this balance throughout the quarter.

Contract customer churn, excluding M2M, stands at 1.4% in the quarter (-0.2 percentage points year-on-year; -0.1 percentage points quarter-on-quarter) and shows an improvement in June (1.5% in May and 1.3% in June) thanks to the positive behaviour of mobile-only customers. Thus, the contract customer base grew 2% year-on-year, with 83% of mobile voice contract customers in the consumer segment in the 2015 renewed “Fusión” or “VIVE” portfolios.

ARPU in the quarter amounted to 15.3 euros, easing its year-on-year decline to 3.8%, reflecting the evolution of the customer base and the different revenue allocation of convergent packages.

Smartphones represented 64% of the mobile voice customer base, 8 percentage points more than in June 2014, driving data traffic growth, which almost doubled year-on-year and reflected the update of the “VIVE” mobile contract portfolio in March. LTE customers stood at 2.6 million, more than twice the number of customers in June 2014.

LTE coverage reached 62% of the population as of June 2015 (+4 percentage points compared to March) and the deployment rate on 800 MHz is still conditioned by the clean-up of spectrum interferences.

Operating revenues reached 2,966 million euros in the second quarter of the year, and improved notably their year-on-year evolution to -1.1% (+2.7 percentage points sequentially), confirming the recovery trend throughout 2015. Thus, revenues stood at 5,844 million euros in the first half of the year (-2.5% year-on-year).

Excluding handset sales, revenues fell by just 0.9% year-on-year in the quarter (+2.6 percentage points compared to the previous quarter) and 2.2% in the first six months of the year.

The high level of convergence and the different allocation of “Fusión” revenues make the breakdown of revenue by segments less and less relevant. However:

•	Fixed business revenues (2,185 million euros in April-June) grew 3.8% year-on-year (+1.9 percentage points compared to the previous quarter) mainly driven by the acceleration of broadband and TV revenues after the tariffs update and the continuous growth of IT revenues.

•	Mobile business revenues (1,108 million euros in the second quarter) improved their sequential evolution (-3.2% year-on-year; +8.2 percentage points compared to the preceding quarter) affected by the upselling of customers to new tariffs, seasonal effects in the previous year, and a lower decline in handset sales (-5.1% year-on-year; +5.2% percentage points compared to the previous quarter).

Operating expenses reached amounted to 1,753 million euros in the quarter and remain stable year-on-year (-0.1%), which translated into a sequential improvement of 1.3 percentage points. The year-on-year evolution in the quarter is primarily explained by lower commercial expenses (lower activity during the period) and termination costs, which partially offset the increasing TV content and personnel costs.

During the first half of the year, operating expenses stood at 3,488 million euros and grew 0.6% year-on-year. Breakdown by component:

•	Supplies (641 million euros in April-June) decreased 1.2% with respect to the same period of 2014 mainly as a result of lower termination and mobile equipment costs, changing their trend compared to the previous quarter, due to the positive effect of the stabilisation of TV content costs. In January-June, these expenses amounted to 1,246 million euros, increasing 0.8% year-on-year.

•	Personnel expenses (552 million euros in the quarter) rose 3.9% year-on-year, affected by the resumption of the Company’s contribution to the pension plan since July 2014 (14 million in savings from April to June 2014), although they eased their pace of decline compared to the previous quarter. In the first semester these expenses stood at 1,109 million euros (+5.0% year-on-year).

At the end of June, Telefónica España’s headcount stood at 30,188 employees.

•	Other operating expenses (559 million euros in April-June) continued to fall year-on-year (-2.7%) due to lower commercial costs, although the year-on-year decline eased compared to the previous quarter due to a higher handset subsidies amid the tariff update. Operating expenses during the first six-months stood at 1,133 million euros (-3.7% year-on-year)

OIBDA in the second quarter reached 1,316 million euros (35 million more than in the previous quarter, which included 38 million euros from the sale of towers) and reflected the improving trend in revenues, the costs stabilisation and the positive impact of the sale of real estate assets (19 million euros). Thus, its year-on-year organic decrease is reduced to 1.3%, significantly improving by 7.1 percentage points compared to the first quarter.

The OIBDA margin stood at 44.4% in the second quarter (-0.1 percentage points in organic terms, excluding 9 million euros from the sale of towers during the second quarter of 2014).

The OIBDA from January-June reached 2,598 million euros, 4.9% less than in the same period of the previous year in organic terms, and the OIBDA margin stood at 44.5% (-1.1 percentage points in organic terms, excluding the tower sales of 38 million euros in 2015 and 54 million in 2014).

CapEx amounted to 887 million euros, 26% higher than in the first half of 2014 (+19% in organic terms, excluding 22 million euros of spectrum in the first quarter due to the use of the 900 MHz band and 27 million euros in the second quarter due to the use of the 800 MHz band).

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2015	2014	Reported	Organic	2015	2014	Reported	Organic
Revenues	5,844	5,992	(2.5)	(2.5)	2,966	3,000	(1.1)	(1.1)
Revenues ex-handset revenues	5,550	5,675	(2.2)	(2.2)	2,799	2,824	(0.9)	(0.9)
Wireless Business	2,131	2,299	(7.3)	(7.3)	1,108	1,144	(3.2)	(3.2)
Mobile service revenues	1,838	1,982	(7.3)	(7.3)	940	968	(2.8)	(2.8)
Data revenues	771	750	2.8	2.8	395	373	6.1	6.1
Handset revenues	294	317	(7.4)	(7.4)	167	176	(5.1)	(5.1)
Wireline Business	4,305	4,184	2.9	2.9	2,185	2,105	3.8	3.8
FBB and new services (1)	2,345	2,112	11.0	11.0	1,196	1,073	11.5	11.5
Voice & access revenues	1,552	1,818	(14.6)	(14.6)	773	897	(13.8)	(13.8)
Other	407	253	60.7	60.7	215	134	60.0	60.0
Internal expenditure capitalized in fixed assets	170	151	12.5	12.5	82	75	9.1	9.1
Operating expenses	(3,488)	(3,469)	0.6	0.6	(1,753)	(1,755)	(0.1)	(0.1)
Supplies	(1,246)	(1,236)	0.8	0.8	(641)	(649)	(1.2)	(1.2)
Personnel expenses	(1,109)	(1,057)	5.0	5.0	(552)	(531)	3.9	3.9
Other operating expenses	(1,133)	(1,176)	(3.7)	(3.7)	(559)	(575)	(2.7)	(2.7)
Other net income (expense)	(0)	14	c.s.	c.s.	(5)	8	c.s.	c.s.
Gain (loss) on sale of fixed assets	72	56	29.1	n.m.	26	13	n.m.	n.m.
Impairment of goodwill and other assets	(0)	0	c.s.	c.s.	(0)	1	c.s.	c.s.
Operating income before D&A (OIBDA)	2,598	2,745	(5.3)	(4.9)	1,316	1,342	(1.9)	(1.3)
OIBDA Margin	44.5%	45.8%	(1.4 p.p. )	(1.1 p.p. )	44.4%	44.7%	(0.4 p.p. )	(0.1 p.p. )
CapEx	887	703	26.2	19.2	473	436	8.6	2.4
Spectrum	49	—	n.m.		27	—	n.m.
OpCF (OIBDA-CapEx)	1,711	2,042	(16.2)	(13.4)	843	907	(7.0)	(3.0)

Note:

•	OIBDA and OI before management and brand fees.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Final Clients Accesses	35,588.4	35,702.4	35,845.3	35,836.7	35,882.6	35,591.8	(0.3)
Fixed telephony accesses (1)	10,883.9	10,715.4	10,595.2	10,447.8	10,321.9	10,126.6	(5.5)
Internet and data accesses	5,909.5	5,913.8	5,920.9	5,928.7	5,972.7	5,905.1	(0.1)
Broadband (2)	5,860.3	5,862.0	5,872.7	5,885.9	5,928.3	5,861.0	(0.0)
Fibre	701.3	861.0	1,068.9	1,316.8	1,560.3	1,720.7	99.9
Mobile accesses	18,064.7	17,863.6	17,749.7	17,575.4	17,448.6	17,330.7	(3.0)
Prepay	3,996.7	3,767.8	3,559.2	3,328.1	3,122.6	2,989.1	(20.7)
Contract	14,068.0	14,095.8	14,190.5	14,247.3	14,325.9	14,341.6	1.7
M2M	1,446.6	1,491.9	1,566.9	1,612.4	1,662.4	1,726.5	15.7
Pay TV (3)	730.3	1,209.5	1,579.4	1,884.7	2,139.5	2,229.3	84.3

Wholesale Accesses	5,150.3	5,238.0	5,309.0	5,366.0	5,333.6	5,286.7	0.9
Unbundled loops	3,910.8	3,979.1	4,034.1	4,087.3	4,007.1	3,908.6	(1.8)
Wholesale circuits and line rentals	1,239.5	1,258.9	1,274.9	1,278.7	1,326.5	1,378.1	9.5

Total Accesses	40,738.7	40,940.4	41,154.3	41,202.7	41,216.2	40,878.5	(0.2)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.
(3)	From the second quarter of 2014, Pay TV accesses include 131 thousand “TV Mini” customers.

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	22.1%	21.1%	20.1%	18.9%	17.9%	17.2%	(3.8 p.p.	)
Contract percentage (%)	77.9%	78.9%	79.9%	81.1%	82.1%	82.8%	3.8 p.p.
Smartphones (‘000)	8,738.2	8,989.7	9,008.8	9,535.9	9,801.4	9,877.2	9.9
Prepay	567.2	590.4	442.5	404.2	365.7	351.4	(40.5)
Contract	8,171.0	8,399.3	8,566.3	9,131.7	9,435.7	9,525.8	13.4
Smartphone penetration (%)	53.6%	55.9%	56.5%	60.6%	62.8%	64.0%	8.1 p.p.
Prepay	14.2%	15.7%	12.4%	12.2%	11.7%	11.8%	(3.9 p.p.	)
Contract	66.4%	68.1%	69.2%	73.5%	75.6%	76.5%	8.4 p.p.
LTE (‘000)	959.2	1,205.7	1,409.6	1,792.6	2,159.0	2,554.0	n.m.
LTE penetration (%)	5.8%	7.4%	8.7%	11.2%	13.7%	16.4%	9.0 p.p.

FUSIÓN ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Fusión Customers	3,221.3	3,389.3	3,557.5	3,716.9	3,905.9	3,921.8	15.7
Fibre 100 / 300	505.3	577.1	649.2	774.8	910.3	976.3	69.2
IPTV	538.7	922.0	1,320.7	1,660.2	1,935.9	2,046.5	n.s.
Mobile add-ons	1,245.0	1,303.6	1,352.9	1,394.9	1,436.2	1,453.9	11.5

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg
Fusión ARPU (EUR)	70.2	68.8	69.7	69.3	69.6	71.8	4.4
Fusión churn	1.3%	1.1%	1.0%	1.1%	0.9%	1.4%	0.4 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg
Fusión ARPU (EUR)	70.2	69.4	69.5	69.5	69.6	70.7	1.9
Fusión churn	1.3%	1.2%	1.1%	1.1%	0.9%	1.2%	0.0 p.p.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg
Voice Traffic (Million minutes)	8,588	8,988	8,992	9,033	8,869	9,180	2.1
Data traffic (TB)	14,058	15,197	18,295	22,278	24,874	29,826	96.3
ARPU (EUR)	16.1	16.0	16.0	15.5	15.0	15.3	(3.8)
Prepay	6.3	6.0	6.6	5.9	5.5	5.6	(6.0)
Contract (1)	21.0	20.8	20.6	20.0	19.2	19.6	(5.6)
Data ARPU (EUR)	6.9	6.9	7.1	7.1	7.2	7.6	9.2
% non-SMS over data revenues	94.8%	95.4%	94.5%	95.3%	95.5%	95.5%	0.1 p.p.
Churn	3.5%	2.0%	1.8%	1.9%	1.8%	1.6%	(0.4 p.p. )
Contract (1)	2.2%	1.7%	1.5%	1.5%	1.5%	1.4%	(0.2 p.p. )

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg
Voice Traffic (Million minutes)	8,588	17,575	26,567	35,600	8,869	18,049	2.7
Data traffic (TB)	14,058	29,255	47,549	69,827	24,874	54,700	87.0
ARPU (EUR)	16.1	16.0	16.0	15.9	15.0	15.2	(5.0)
Prepay	6.3	6.1	6.3	6.2	5.5	5.6	(9.6)
Contract (1)	21.0	20.9	20.8	20.6	19.2	19.4	(7.0)
Data ARPU (EUR)	6.9	6.9	7.0	7.0	7.2	7.4	6.9
% non-SMS over data revenues	94.8%	95.1%	94.9%	95.0%	95.5%	95.5%	0.4 p.p.
Churn	3.5%	2.8%	2.5%	2.3%	1.8%	1.7%	(1.1 p.p. )
Contract (1)	2.2%	1.9%	1.8%	1.7%	1.5%	1.4%	(0.5 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

03

TELEFÓNICA DEUTSCHLAND

(year-on-year changes in organic terms)

Telefónica Deutschland continued to deliver on key integration activities and started to benefit from related synergies. As such, by 30 June 2015, around 750 full time equivalents (FTEs) had accepted the terms of the redundancy program (1,600 FTE by 2018). Regarding the optimisation of the retail shop footprint, as of 1 July 2015, the Company started the transfer of 301 shops acquired by Drillisch, including around 300 employees from the own shops plus additional office and field staff. Additionally, in July, Telefonica Deutschland agreed to transfer 7,700 mobile sites to Deutsche Telekom as part of the planned network consolidation, helping the Company to drive a more efficient site dismantling process over time.

During the second quarter of the year, the Company posted solid commercial momentum and a strong set of financials leveraging on its continued focus on mobile data strategy.

Data usage is further stimulated on improving network quality thanks to the further expansion of the LTE network (70% outdoor coverage in June, progressing well to the target of 75% by the end of the year) and the 3G National Roaming implemented from April.

In June, the Company secured a valuable 60 MHz package of spectrum in the 700, 900 and 1,800 MHz bands for a total consideration of 1.2 billion euros.

Total access base was 48.0 million, 2% higher than in June 2014, driven by the 2% growth of the mobile base (42.6 million). Operating highlights were:

•	Contract mobile customer base reached 19.1 million (+2% year-on-year), representing 45% of the total mobile base. The prepaid access base increased 2% year-on-year and stood at 23.5 million.

•	Smartphone penetration reached 51%. LTE customers (6.1 million) increased by 18% quarter-on-quarter reflecting the success of the strategy to maximise the usage of the LTE network (handsets availability and upgrade to LTE of all O2 contract customer base since February 2015). As a result, LTE penetration grew 2 percentage points quarter-on-quarter to 14%.

•	Contract net additions were 201 thousand in April-June 2015 (141 thousand in January-March), with a strong performance from partners and small and medium enterprises (SMEs). Prepaid quarterly net additions amounted to 237 thousand (negative by 87 thousand in the first quarter), with high contribution of partner brands. Total net additions in the second quarter were 438 thousand (492 thousand for the first half).

•	Contract churn excluding M2M was stable quarter-on-quarter and year-on-year at 1.7%, reflecting the focus on customer base retention.

•	Mobile ARPU in the quarter was 10.8 euros (-2.2% year-on-year). Contract ARPU (17.2 euros) declined 4.7% year-on-year as a result of a higher weight of wholesale customers from partner brands added to the network. Data ARPU (5.6 euros) declined 1.5% year-on-year.

•	Retail broadband accesses registered 13 thousand net disconnections in the second quarter (-16 thousand in the first quarter). Again, VDSL is showing a strong contribution of 58 thousand net additions (66 thousand in the first quarter).

•	Data traffic increased 49.7% year-on-year driven by the higher usage from LTE customers and the growing LTE customer base.

Revenues grew 1.3% year-on-year to 1,949 million euros in the second quarter (+67.8% reported) and increased 2.1% year-on-year (+68.6% reported) for the first six months to 3,849 million euros.

Mobile service revenues totalled 1,382 million euros for the second quarter, (+0.2% year-on-year; +0.8% in the first half), with almost two thirds of the deceleration in mobile service revenue growth (from +1.5% year-on-year growth in the first quarter) driven by lower year-on-year trading in the consumer segment.

Mobile data revenues grew 1.0% compared with the second quarter of 2014 to 707 million euros (+1.6% year-on-year in the first half) and represented 51% of total mobile service revenues (+0.4 percentage points year-on-year) thanks to the higher demand for smartphones and LTE. Non-SMS data revenue totalled 506 million euros in the quarter (+6.2% year-on-year; +6.7% in the first half) and its weight on mobile data revenues stood at 71%.

The new data automatic feature introduced from February 2015 in the “O2 Blue All-in” portfolio is rapidly becoming a market standard tool for mobile data monetisation, with the rate of automatic extensions of monthly data allowance increasing to 34% of the opted-in customer base. In addition, 35% of quarterly gross additions are taking a tariff with more than 1Gb monthly allowance (32% in the first quarter).

Handset revenues reached 303 million euros in April-June (+18.7% year-on-year; +23.4% in the first half), driven by the good acceptance of the value-based approach to handset sales introduced by the Company at the beginning of the year and a growing share of handset sales to partners.

Fixed revenues totalled 260 million euros in April-June (-9.5% year-on-year;-10.2% in January-June), reflecting a better mix in terms of contribution to year-on-year performance between fixed broad and new services (-1.7% year-on-year from -5.3% year-on-year in the first quarter) and a fading voice and access revenue business (-25.8% year-on-year from -22.2% in the first quarter).

Operating expenses were 1,504 million euros in the second quarter (-3.1% year-on-year excluding 3 million euros of restructuring expenses) and 3,047 million euros in the first half (-0.3% year-on-year). Breakdown by component:

•	Supplies reached 646 million euros in April-June, of which 45% were hardware costs of sales and 46% interconnection.

•	Personnel expenses totalled 166 million euros for the quarter, with base salaries making up 77% of total.

•	Other operating expenses amounted to 692 million euros in the second quarter, with a contribution of 59% of commercial costs.

OIBDA year-on-year performance accelerated its growth to 12.5% in the second quarter (+9.0% or +4.4% excluding disposal of “yourfone” for 17 million euros in the first quarter) reaching 461 million euros, driven by the ongoing focused commercial approach and initial benefits from integration synergies, with more than 40% of the year-on-year improvement in the second quarter explained by these.

As a result, OIBDA in the first half reached 869 million euros and grew 10.8% year-on-year or 8.6% excluding disposal of “yourfone” (+68.5% year-on-year reported). OIBDA margin reached 23.6% for the second quarter of 2015 (+2.4 percentage points year-on-year) and 22.6% in the first half (+1.8 percentage points year-on-year; +1.3 percentage points year-on-year excluding sale of “yourfone”).

CapEx (excluding spectrum) totalled 463 million euros for the period of January-June (+5.6% year-on-year) with focus on the deployment of LTE network.

Operating Cash Flow (OIBDA-CapEx) excluding spectrum and disposal of “yourfone” improved 12.5% year-on-year to reach 406 million euros in the first six months of the year.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2015	2014	Reported	Organic	2015	2014	Reported	Organic
Revenues	3,849	2,284	68.6	2.1	1,949	1,162	67.8	1.3
Wireless Business	3,321	1,699	95.5	4.2	1,685	872	93.2	3.1
Mobile service revenues	2,735	1,435	90.7	0.8	1,382	728	89.8	0.2
Data revenues	1,400	704	98.9	1.6	707	354	n.m.	1.0
Handset revenues	586	264	n.m.	23.4	303	144	n.m.	18.7
Wireline Business	521	581	(10.2)	(10.2)	260	287	(9.5)	(9.5)
FBB and new services (1)	399	414	(3.6)	(3.6)	202	205	(1.7)	(1.7)
Voice & access revenues	121	159	(23.9)	(23.9)	58	78	(25.8)	(25.8)
Other	2	9	(79.2)	(79.2)	1	5	(78.5)	(78.5)
Internal expenditure capitalized in fixed assets	49	35	39.1	39.1	26	18	44.1	44.1
Operating expenses	(3,047)	(1,814)	68.0	(0.3)	(1,504)	(916)	64.1	(3.1)
Supplies	(1,306)	(883)	47.9	1.3	(646)	(455)	42.0	(1.8)
Personnel expenses	(345)	(213)	61.6	(3.7)	(166)	(105)	57.2	(5.9)
Other operating expenses	(1,397)	(718)	94.5	(0.8)	(692)	(356)	94.5	(3.6)
Other net income (expense)	(0)	10	c.s.	c.s.	(10)	1	c.s.	c.s.
Gain (loss) on sale of fixed assets	17	0	n.m.	n.m.	0	0	—	—
Impairment of goodwill and other assets	—	—	—	—	0	0	—	—
Operating income before D&A (OIBDA)	869	515	68.5	10.8	461	265	74.1	12.5
OIBDA Margin	22.6%	22.6%	(0.0 p.p. )	1.8 p.p.	23.6%	22.8%	0.9 p.p.	2.4 p.p.
CapEx	1,658	266	n.m.	5.6	1,437	134	n.m.	8.2
Spectrum	1,195	—	n.m.		1,195	—	n.m.
OpCF (OIBDA-CapEx)	(789)	249	c.s.	17.5	(976)	130	c.s.	17.6

Note:

•	The Consolidated Income Statement of Telefónica Deutschland includes E-Plus from the fourth quarter 2014.

•	OIBDA and OI before management and brand fees.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Final Clients Accesses	23,875.7	23,964.3	24,113.2	46,548.3	46,572.8	46,981.4	96.0
Fixed telephony accesses (1)	2,109.1	2,078.2	2,050.9	2,036.4	2,022.0	2,009.7	(3.3)
Internet and data accesses	2,491.7	2,450.2	2,413.4	2,387.0	2,371.6	2,354.7	(3.9)
Broadband	2,225.9	2,191.4	2,160.8	2,143.8	2,128.3	2,115.2	(3.5)
Mobile accesses	19,274.9	19,435.9	19,648.9	42,124.9	42,179.2	42,617.0	n.m.
Prepay	8,910.9	8,919.7	8,989.3	23,350.7	23,264.2	23,500.9	n.m.
Contract (2)	10,364.0	10,516.1	10,659.6	18,774.1	18,915.0	19,116.1	81.8
M2M	94.6	97.5	106.0	414.0	443.4	506.2	n.m.
Wholesale Accesses	1,128.0	1,151.8	1,137.6	1,113.3	1,085.3	1,059.3	(8.0)

Total Accesses	25,003.7	25,116.1	25,250.8	47,661.5	47,658.1	48,040.7	91.3

•	E-Plus accesses are consolidated from the fourth quarter 2014.

(1)	Includes fixed wireless and VoIP accesses.
(2)	In the fourth quarter of 2014, 428 thousand accesses were excluded from customer base on adjustments in the former E-Plus driven by the harmonization of criteria and the disconnection of a partner.

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	46.2%	45.9%	45.7%	55.4%	55.2%	55.1%	9.3 p.p.
Contract percentage (%)	53.8%	54.1%	54.3%	44.6%	44.8%	44.9%	(9.3 p.p.	)
Smartphones (‘000) (1)	5,957.2	6,057.2	6,230.7	11,422.2	20,364.1	21,153.4	n.m.
Prepay	792.1	773.1	791.0	1,450.6	9,086.7	9,538.8	n.m.
Contract	5,165.1	5,284.1	5,439.6	9,971.6	11,277.4	11,614.6	n.m.
Smartphone penetration (%) (1)	32.8%	33.1%	33.8%	29.0%	49.8%	51.3%	18.1 p.p.
Prepay	9.4%	9.1%	9.3%	6.4%	39.6%	41.1%	31.9 p.p.
Contract	53.2%	53.9%	55.0%	59.2%	63.0%	64.4%	10.5 p.p.
LTE (‘000) (1)	464.0	667.2	963.3	3,098.0	5,146.0	6,093.0	n.m.
LTE penetration (%) (1)	2.4%	3.5%	4.9%	7.4%	12.3%	14.5%	11.0 p.p.

•	E-Plus accesses are consolidated from the fourth quarter 2014.

(1)	Smartphones from partners are included from January 2015.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg
Voice Traffic (Million minutes)	7,572	7,775	7,398	18,441	15,837	15,492	99.2
Data traffic (TB)	10,569	11,247	12,898	37,159	40,172	42,255	n.m.
ARPU (EUR)	12.1	12.5	12.7	10.9	10.6	10.8	(13.4)
Prepay	5.0	5.2	5.3	5.6	5.6	5.9	12.2
Contract (1)	18.5	18.8	19.1	17.7	17.2	17.2	(8.5)
Data ARPU (EUR)	6.0	6.1	6.2	5.7	5.5	5.6	(8.9)
% non-SMS over data revenues	72.0%	72.5%	73.8%	68.9%	70.5%	71.5%	(1.0 p.p. )
Churn	2.4%	1.9%	1.9%	2.9%	2.4%	2.1%	0.3 p.p.
Contract (1)	1.6%	1.3%	1.5%	2.7%	1.7%	1.7%	0.4 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg
Voice Traffic (Million minutes)	7,572	15,347	22,745	41,186	15,837	31,329	n.m.
Data traffic (TB)	10,569	21,815	34,714	71,873	40,172	82,427	n.m.
ARPU (EUR)	12.1	12.3	12.4	11.8	10.6	10.7	(12.8)
Prepay	5.0	5.1	5.2	5.4	5.6	5.8	12.7
Contract (1)	18.5	18.7	18.8	18.4	17.2	17.2	(7.8)
Data ARPU (EUR)	6.0	6.1	6.1	5.9	5.5	5.5	(9.0)
% non-SMS over data revenues	72.0%	72.3%	72.8%	71.2%	70.5%	71.0%	(1.2 p.p. )
Churn	2.4%	2.1%	2.1%	2.4%	2.4%	2.3%	0.1 p.p.
Contract (1)	1.6%	1.4%	1.5%	1.9%	1.7%	1.7%	0.3 p.p.

Notes:

•	The operational data include E-Plus from 1 October 2014.

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

04

TELEFÓNICA BRASIL

(year-on-year changes in organic terms)

On 28 May Telefónica Brasil completed the GVT acquisition process, after being approved in the Extraordinary Shareholder’s Meeting, turning the new Company into the leading integrated operator in the Brazilian market, improving its strategic positioning and growth profile.

Thus, the financial and operating results consolidate GVT since 1 May and, with the purpose of facilitating year-on-year comparisons in organic terms, 2014 data also includes GVT’s results since 1 May.

On the other hand, it is worth highlighting the revenue performance during the second quarter, which yet again posted growth acceleration in organic terms, with positive contributions from both the mobile and fixed businesses. This revenue performance, together with the efficiency measures, allowed for a boost in OIBDA, which once again posted year-on-year growth, despite the macroeconomic environment and the strong commercial activity.

It is worth noting that results were affected by the cut in termination rates in the mobile business (-33.0%) and of the fixed-mobile retail tariff (VC: -23.3%) since 24 February 2015.

Telefónica managed 106.6 million accesses in Brazil, 4% more in organic terms than in June 2014, despite the application of more restrictive criteria in the calculation of prepaid customers. With respect to the operating evolution of the mobile business:

•	Telefónica Brasil maintained its strategic focus on attracting value customers, on the back of the high quality of its assets and the innovation of its offers and services. Thus, the market share in the contract segment increased 0.4 percentage points year-on-year, reaching 41.7%. Likewise, and despite the application of more restrictive criteria for the calculation of customers based on profitability, the market share in total access increased to 29.3% (+0.5 percentage points year-on-year).

•	Mobile accesses reached 82.6 million and grew 4% year-on-year. The weight of the contract customer base increased 3 percentage points year-on-year to 36% of the total, with the weight of smartphones increasing by 12 percentage points to 43% of the base. Moreover, the deployment of the LTE network continued, leading the market in terms of coverage with 140 cities (40% of population coverage) and accesses with a total of 5.7 million (market share of 37.1% as of May 2015).

•	Net additions in the quarter totalled 0.8 million (2.7 million in the first half) similar to the same quarter of last year (0.9 million). By segments, net additions in prepay continued to be positive (96 thousand), while in contract it is worth highlighting the year-on-year growth of gross additions (+6% in the quarter), which allowed for sustained solid net additions (679 thousand), despite the worsening macroeconomic scenario and churn growth of 0.4 percentage points year-on-year.

•	The increase in the quality of the customer base and the focus on smartphones growth is reflected in the strong expansion of data traffic (+42% and +46% year-on-year in the quarter and in the first half of the year) and voice traffic, which accelerated in the quarter (+7% year-on-year in the quarter; +3% in the first half) increasing the average traffic per access.

•	Thus, quarterly ARPU grew 0.1% (+1.7% in the first six months of the year) despite the negative effect of termination rates. The outgoing ARPU increased 4.8% year-on-year in April-June (+7.1% in January-June) underpinned by the data ARPU (+27.1% in the second quarter; +26.4% in the first six months).

Regarding the main operating variables of the fixed business:

•	Traditional accesses stood at 14.9 million, stable year-on-year in organic terms due to the positive evolution of the GVT accesses, the stabilisation in the loss of copper lines in Sao Paulo, and despite a lower commercial activity in fixed wireless (strict credit-control policies applied).

•	Retail broadband accesses totalled 7.1 million, with organic year-on-year growth of 6% after recording organic net additions of 85 thousand accesses in the quarter (72 thousand accesses in the first six months of 2015). It is worth mentioning the increase in customer base quality, with 51% of accesses with FTTx technology (3.6 million accesses connected) following the integration of GVT and the significant acceleration of organic net additions of fibre (131 thousand accesses in the second quarter vs. 108 thousand in the second quarter of 2014). The growing weight of quality accesses resulted in a progressive improvement of ARPU and churn levels of the base. Thus, the number of premises passed with FTTx reached 16.1 million (4.6 million FTTH premises passed excluding GVT).

•	Pay TV accesses stood at 1.8 million and grew 22% year-on-year after posting organic net additions of 61 thousand accesses in the quarter (81 thousand accesses in the first half), which implied capturing 93% of the new accesses in the market in the first five months of the year.

Revenues in the second quarter of 2015 reached 2,943 million euros and accelerated their year-on-year growth to 5.2% (+15.6% in reported terms in local currency), driven by both the improvement excluding GVT’s business (+4.6% year-on-year in the second quarter; +4.3% in the first quarter) and the GVT’s positive organic contribution (+0.6 percentage points to year-on-year growth), and despite the impact of regulation (with a contribution of -2.8 percentage points to year-on-year growth).

Mobile business revenues reached 1,831 million euros in the April-June period, 6.9% more than in the same period of the previous year (+7.7% year-on-year in the first six months).

•	Mobile service revenues totalled 1,718 million euros in the second quarter of 2015 and grew 5.7% year-on-year (+7.0% in January-June) supported by growth of both the customer base and ARPU and despite the impact of the termination rates cut (-3.0 percentage points in the quarter; -3.1 percentage points in the six-month period).

•	Data revenues represented 43% of service revenues (+9 percentage points year-on-year) and grew 33.2% year-on-year in the quarter (+31.9% in the first half). Non-SMS data revenues grew 44.0% year-on-year vs. the second quarter of 2014, reflecting the strong growth in the smartphone base, the increase in the consumption per user and the positive effect of the measures implemented to improve service monetization.

•	Handset revenues grew 30.5% year-on-year in the second quarter (+19.1% in the first six months) as a result of contract gross additions growth and the higher weight of smartphones and LTE handsets.

Fixed business revenues totalled 1,112 million euros in April-June and grew 2.4% year-on-year (+34.1% in reported terms in local currency), despite the effect of regulation which had an impact of -2.7 percentage points on year-on-year growth. Revenues reflected both GVT’s positive organic contribution (+2.7 percentage points to year-on-year growth), as well as a significant improvement in the business’ commercial trends excluding GVT (-0.3% year-on-year in the April-June; -4.0% in January-March), with growing contribution from broadband and TV revenues.

•	Thus, broadband and new services revenue grew 9.7% year-on-year during the quarter (+8.0% in January-June) and reflected the solid growth of high quality accesses in the total base and the growth in ARPU (+2% in broadband; +5% in Pay TV).

•	Voice and access revenues declined 3.0% in April-June (-6.2% in January-June) affected by regulatory impacts and the fixed-to-mobile substitution.

Operating expenses (2,057 million euros) grew 7.0% year-on-year compared to the second quarter of 2014 (+6.0% in the first half) due to greater commercial expenses and the increase in expenses associated to the macroeconomic situation (bad debt provisions and expenses linked to inflation and the depreciation of the Brazilian reais vs. the USD); although this growth stood below the inflation of the past 12 months, thanks to the ongoing efficiency efforts.

•	Supplies (671 million euros in April-June) increased 4.0% year-on-year during the quarter (+2.7% in the first six months) reflecting higher handset consumption (higher smartphone and LTE gross additions and the effect of the depreciation of the Brazilian reais vs. the USD) and the increase in content and satellite expenses. These impacts were partially offset by the positive effect of the reduction of termination rates.

•	Personal expenses (280 million euros in the second quarter) grew by 4.6% year-on-year (+3.2% in the first half), which was below inflation growth thanks to the reduction in the year-on-year headcount average resulting from the restructuring program and incentivised redundancies applied in the last few years.

•	Other operating expenses (1,106 euros million in the second quarter) increased year-on-year by 9.6% compared to the second quarter of the previous year (+8.9% year-on-year growth in the first half) due to the growth in the capture of high-value customers, as well as the higher bad debt provisions and higher energy expenses.

The OIBDA stood at 919 million euros in the second quarter of 2015, expanding 0.4% compared to the same period of the previous year (1,759 million euros in the first half; +0.6%), despite the negative regulatory impact (which reduced year-on-year growth by 3.2 percentage points in the quarter and by 3.5 percentage points in the first six months).

Thus, the OIBDA margin stood at 31.2% in the second quarter of 2015, and decreased in year-on-year terms by 1.5 percentage points. (30.7% in the first six months; -1.3 percentage points year-on-year).

CapEx in the first six months of the year reached 961 million euros and increased 8.7% year-on-year organically and was designated to the improvement and expansion of 3G and 4G mobile networks and the development and connection of the fibre optic network in the fixed business.

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2015	2014	Reported	Organic	2015	2014	Reported	Organic
Revenues	5,737	5,484	4.6	4.8	2,943	2,818	4.5	5.2
Wireless Business	3,773	3,687	2.3	7.7	1,831	1,904	(3.8)	6.9
Mobile service revenues	3,554	3,494	1.7	7.0	1,718	1,808	(5.0)	5.7
Data revenues	1,455	1,159	25.5	31.9	737	612	20.5	33.2
Handset revenues	219	193	13.3	19.1	113	96	17.8	30.5
Wireline Business	1,964	1,797	9.3	(0.4)	1,112	914	21.7	2.4
FBB and new services (1)	870	715	21.7	8.0	507	372	36.2	9.7
Voice & access revenues	1,079	1,065	1.3	(6.2)	598	533	12.1	(3.0)
Others	16	17	(8.6)	(3.9)	8	8	(9.2)	0.9
Internal exp. capitalized in fixed assets	38	24	54.4	(6.6)	28	12	n.m.	n.m.
Operating expenses	(3,990)	(3,773)	5.7	6.0	(2,057)	(1,939)	6.1	7.0
Supplies	(1,336)	(1,320)	1.2	2.7	(671)	(666)	0.7	4.0
Personnel expenses	(500)	(446)	12.2	3.2	(280)	(230)	22.0	4.6
Other operating expenses	(2,154)	(2,007)	7.3	8.9	(1,106)	(1,043)	6.0	9.6
Other net income (expense)	(24)	1	n.m.	n.m.	4	14	(73.6)	(77.7)
Gain (loss) on sale of fixed assets	(4)	(6)	(31.4)	(38.6)	(2)	(2)	(14.7)	(38.0)
Impairment of goodwill and other assets	2	2	c.s.	c.s.	3	1	n.m.	n.m.
Operating income before D&A (OIBDA)	1,759	1,732	1.6	0.6	919	904	1.7	0.4
OIBDA Margin	30.7%	31.6%	(0.9 p.p. )	(1.3 p.p. )	31.2%	32.1%	(0.8 p.p. )	(1.5 p.p. )
CapEx	961	833	15.4	8.7	566	523	8.2	(0.7)
Spectrum	—	—	—		—	—	—
OpCF (OIBDA-CapEx)	798	899	(11.2)	(7.6)	354	381	(7.2)	2.2

Note:

•	The Consolidated Income Statement of Telefónica Brasil includes GVT from 1 May 2015.

•	OIBDA and OI before management and brand fees.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Final Clients Accesses	94,028.1	95,071.1	95,601.5	95,528.6	97,339.9	106,528.1	12.1
Fixed telephony accesses (1) (2)	10,828.1	10,929.1	10,942.1	10,743.4	10,609.4	14,869.6	36.1
Internet and data accesses	4,094.5	4,103.5	4,114.8	4,082.6	4,066.5	7,224.0	76.0
Broadband (3)	3,933.0	3,944.9	3,961.6	3,939.8	3,926.5	7,092.4	79.8
Fibre (4)	235.8	273.3	322.1	374.6	428.5	3,640.8	n.m.
Mobile accesses	78,460.8	79,350.7	79,817.0	79,932.1	81,873.2	82,648.6	4.2
Prepay	53,552.8	53,188.5	52,639.8	51,582.4	52,972.3	53,068.7	(0.2)
Contract	24,908.0	26,162.3	27,177.2	28,349.7	28,900.8	29,580.0	13.1
M2M	2,629.0	2,920.1	3,197.5	3,506.9	3,687.5	3,935.2	34.8
Pay TV (5)	644.8	687.8	727.6	770.6	790.9	1,785.9	n.m.
Wholesale Accesses	27.5	27.0	26.2	25.9	25.4	23.6	(12.7)

Total Accesses T. Brasil	94,055.6	95,098.1	95,627.7	95,554.5	97,365.2	106,551.7	12.0

Terra Accesses	379.3	361.8	329.9	329.9	269.0	269.0	(25.7)

•	GVT accesses are consolidated from 1 May 2015.

(1)	Includes fixed wireless and VoIP accesses.
(2)	From 1 May 2015 4.3 million GVT accesses are included.
(3)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.
(4)	From 1 May 2015 3.2 million GVT fibre accesses (FTTN) are included.
(5)	From 1 May 2015 1.0 million GVT accesses are included.

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	68.3%	67.0%	66.0%	64.5%	64.7%	64.2%	(2.8 p.p.	)
Contract percentage (%)	31.7%	33.0%	34.0%	35.5%	35.3%	35.8%	2.8 p.p.
Smartphones (‘000)	20,227.6	23,190.9	28,950.0	30,076.8	30,216.9	32,732.7	41.1
Prepay	12,117.3	14,231.3	18,758.7	18,997.3	18,710.6	19,372.1	36.1
Contract	8,110.3	8,959.6	10,191.3	11,079.5	11,506.3	13,360.6	49.1
Smartphone penetration (%)	28.0%	31.8%	39.5%	41.1%	40.3%	43.3%	11.5 p.p.
Prepay	22.7%	26.8%	35.8%	37.0%	35.5%	36.7%	9.9 p.p.
Contract	43.0%	45.1%	49.1%	50.9%	51.8%	58.8%	13.7 p.p.
LTE (‘000)	858.0	1,281.2	1,768.0	2,629.8	3,943.1	5,691.1	n.m.
LTE penetration (%)	1.3%	1.9%	2.6%	3.9%	5.0%	7.2%	5.3 p.p.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	31,500	30,503	31,536	33,872	31,398	32,493	6.5
Data traffic (TB)	43,342	48,337	56,879	64,154	65,043	68,799	42.3
ARPU (EUR)	7.0	7.3	7.5	7.4	7.2	6.5	0.1
Prepay	3.8	3.9	4.0	4.0	3.8	3.3	(6.5)
Contract (1)	15.3	15.8	16.0	15.6	15.3	14.2	(0.2)
Data ARPU (EUR)	2.3	2.6	2.7	2.8	3.0	3.0	27.1
% non-SMS over data revenues	75.1%	76.3%	78.0%	79.8%	81.6%	82.5%	6.2 p.p.
Churn	3.4%	3.5%	3.7%	4.0%	2.9%	3.2%	(0.3 p.p. )
Contract (1)	1.5%	1.5%	1.8%	1.7%	1.8%	1.9%	0.4 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	31,500	62,004	93,540	127,412	31,398	63,891	3.0
Data traffic (TB)	43,342	91,679	148,558	212,712	65,043	133,842	46.0
ARPU (EUR)	7.0	7.1	7.2	7.3	7.2	6.9	1.7
Prepay	3.8	3.9	3.9	3.9	3.8	3.5	(4.0)
Contract (1)	15.3	15.5	15.7	15.7	15.3	14.7	(0.4)
Data ARPU (EUR)	2.3	2.5	2.6	2.6	3.0	3.0	26.4
% non-SMS over data revenues	75.1%	75.7%	76.5%	77.4%	81.6%	82.1%	6.4 p.p.
Churn	3.4%	3.5%	3.6%	3.7%	2.9%	3.0%	(0.4 p.p. )
Contract (1)	1.5%	1.5%	1.6%	1.6%	1.8%	1.8%	0.3 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

05

TELEFÓNICA HISPANOAMÉRICA

(year-on-year changes in organic terms)

Telefónica Hispanoamérica consolidated a solid year-on-year performance in revenues and OIBDA during the second quarter, highlighting the sustained OIBDA margin expansion (for the sixth consecutive quarter excluding Venezuela), underpinned by the positive trend of profitability in Mexico, Colombia, Argentina and Chile.

On the other hand, to allow for a better interpretation of the results in reported terms, the Company decided to adopt the Venezuelan bolivar exchange rate fixed at SIMADI at the end of the first six-month period of 2015 (197 bolivars fuertes per dollar in the last quote on 30 June), as the most representative of all the exchange rates in effect as of that date. This change entailed a reduction of 397 million euros in revenue and 90 million euros in OIBDA in the quarter, with the purpose of adapting the results of the first half of the year to the new exchange rate. Thus, Venezuela now represents 0.6% of the Group’s revenues.

Telefónica Hispanoamérica’s total accesses stood at 132.3 million as of June 2015 (+3% year-on-year).

In the operating evolution of the mobile business it is worth mentioning:

•	Mobile accesses reached 110.9 million (+3% year-on-year) with 2% growth in the contract segment and 3% in prepay. In the second quarter a net loss of 277 thousand accesses was recorded after the increase in churn registered in the prepay segment (+0.3 percentage points year-on-year) mainly linked to the disconnection of low-value customers. Said performance was partially offset by the strong commercial activity, with gross additions up 4% year-on-year, both in the second quarter and in the six-month period, with noteworthy higher commercial intensity in Mexico and Peru.

Smartphones grew by 41% year-on-year after recording strong net additions in the quarter (4.4 million; 7.4 million in the first six months), already representing 33% of the mobile access base (+9 percentage points year-on-year). Moreover, the increase in the access base with 4G handsets was especially noteworthy, which reached 4.2 million and a penetration over mobile accesses of 4%, after their commercial launch in all the countries of the region, except Nicaragua and El Salvador.

•	ARPU in the second quarter increased by 6.6% year-on-year (+6.4% in the first half of the year) with strong growth both in data traffic (+60%) and voice traffic (+9%), reflecting the access growth and a sustained increase in the average consumption of data per smartphone (+40% year-on-year) and of voice per access (+5% year-on-year).

Regarding operating trends in the fixed business:

•	Fixed telephony accesses amounted to 13.2 million (-3% year-on-year) with net losses of 108 thousand accesses in the second quarter (-216 thousand in the first half of the year) due to the lower commercial activity, as the churn level was similar to that of the second quarter of 2014.

•	Broadband accesses grew by 5% year-on-year and reached 5.5 million as of June 2015, with net additions of 61 thousand accesses in the quarter and a progressive migration of accesses towards plans with higher speeds (51% with speeds above 4Mb; +8 percentage points year-on-year).

•	Net additions in Pay TV showed, for the second consecutive quarter, a new record-high of 112 thousand accesses (217 thousand in the six-month period) reaching 2.6 million accesses (+15% year-on-year) and a penetration over broadband accesses of 48% (+4 percentage points year-on-year).

Revenues in the quarter showed solid year-on-year growth of 10.3% organic to 3,467 million euros, highlighting the greater contribution of Chile and Mexico, while in the first half of the year they increased by 10.0% year-on-year to 7,132 million euros. Additionally, stripping out the negative impact of the regulation, revenues would grow year-on-year by 11.7% in April-June and 11.5% in January-June.

In reported terms, revenues grew by 10.6% year-on-year in the quarter (+15.0% in the six-month period) with all exchange rates vs. the euro contributing positively to growth, except for the Colombian peso and the Venezuelan bolivar.

•	Mobile service revenues accelerated their organic year-on-year growth in the quarter to 10.7% (+10.1% year-on-year in the six-month period), mainly driven by the strong growth of data revenues (+26.8% year-on-year in the quarter; +20.2% in the first half), which already represent 37% of the service revenues of the quarter (+5 percentage points year-on-year). The higher penetration and average use of smartphones pushed non-SMS data revenue increase as main growth driver (+45.7% year-on-year), representing already 85% of data revenues of the quarter (+11 percentage points year-on-year).

•	Handset revenues grew by 12.4% year-on-year in the second quarter (+12.1% in the six-month period) in a more rational environment of subsidies, mainly in Colombia and Chile, and the higher availability of handsets in Venezuela.

•	Fixed business revenues grew by 8.8% year-on-year in April-June (+9.1% in January-June), with solid year-on-year growth of the broadband and new service revenues (+17.3% in the quarter; +17.4% in the first half of the year), already representing 64% of revenues (+5 percentage points year-on-year), and offset a year-on-year decrease of the voice and access revenues in the quarter of 4.4% (-3.3% in the first half).

Operating expenses stood at 2,489 million euros in the second quarter of 2015 and grew by 10.0% year-on-year (5,071 million in the first half of 2015; +8.8% year-on-year). A breakdown by component:

•	Supplies stood at 1,012 million euros in the quarter and increased by 7.5% year-on-year (+4.2% year-on-year in the six-month period) due to higher commercial activity and the sale of high-end handsets, partly offset by the positive impact of termination rates cut in Mexico, Colombia, Chile and Peru.

•	Personnel expenses reached 408 million euros in April-June, 13.8% more than in the same period in 2014 (excluding 7 million euros of restructuring costs in Peru) and 14.0% year-on-year in the six-month period, reflecting, on the one hand, the stability of the average workforce (+0.7% year-on-year) and, on the other hand, the impact of inflation in some of the countries in the region.

•	Other operating expenses reached 1,069 million euros in the second quarter (+11.2% year-on-year; +11.5% in the six-month period) affected by inflation, the higher commercial activity and higher network expenses driven by the strong increase of traffic.

OIBDA for April-June stood at 1,025 million euros and increased year-on-year by 9.1% in organic terms (2,152 million in the first half of the year; +11.8% year-on-year). In reported terms, OIBDA grew by 8.8% vs April-June 2014 (+16.1% in January-June) despite the aforementioned change in the exchange rate adopted in Venezuela.

Thus, OIBDA margin stood at 29.6% in the second quarter (-0.3 percentage points year-on-year), impacted by the negative impact of the margin’s evolution in Venezuela. Stripping out this impact, the margin increased for the sixth consecutive quarter (+0.9 percentage points year-on-year) due to the positive performance of Mexico, Colombia, Argentina and Chile. In the first half of the year, the OIBDA margin reached 30.2% with an expansion of 0.5 percentage points year-on-year.

CapEx totalled 1,474 million euros up to June 2015, 13.1% more than in January-June 2014 in organic terms, excluding 345 million euros in spectrum acquisitions in 2015 (204 million in Argentina in the second quarter and 135 million in Ecuador and 6 million in Chile in the first quarter); and 189 million in 2014 (110 million in Colombia and 79 million in Panama, both in the first quarter). Investments were mainly devoted to the deployment of new generation networks, with the accelerated roll out of the LTE and the fibre transport network, as well as to the strong growth in broadband and Pay TV customers.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2015	2014	Reported	Organic	2015	2014	Reported		Organic
Revenues	7,132	6,200	15.0	10.0	3,467	3,135	10.6		10.3
Internal exp. capitalized in fixed assets	56	51	9.7	1.4	28	27	5.0		(2.9)
Operating expenses	(5,071)	(4,439)	14.3	8.8	(2,489)	(2,246)	10.8		10.0
Supplies	(2,042)	(1,848)	10.5	4.2	(1,012)	(923)	9.6		7.5
Personnel expenses	(826)	(681)	21.2	14.0	(408)	(344)	18.7		13.8
Other operating expenses	(2,204)	(1,910)	15.4	11.5	(1,069)	(979)	9.2		11.2
Other net income (expense)	32	44	(27.1)	(32.2)	15	27	(45.2)		(49.7)
Gain (loss) on sale of fixed assets	4	(2)	c.s.	c.s.	3	(1)	c.s.		c.s.
Impairment of goodwill and other assets	—	—	—	—	0	0	—		—
Operating income before D&A (OIBDA)	2,152	1,854	16.1	11.8	1,025	942	8.8		9.1
OIBDA Margin	30.2%	29.9%	0.3 p.p.	0.5 p.p.	29.6%	30.0%	(0.5 p.p.	)	(0.3 p.p. )
CapEx	1,474	1,150	28.2	13.1	852	571	49.2		12.7
Spectrum	345	189	82.3		205	3	n.m.
OpCF (OIBDA-CapEx)	678	705	(3.8)	10.4	173	371	n.m.		3.6

Note:

•	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014. The January-March 2015 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI, (as of 30 June, this rate was set at 197 Venezuelan bolivars fuertes per dollar).

•	OIBDA before management and brand fees.

•	2014 and 2015 reported figures include the hyperinflationary adjustments in Venezuela in both years.

ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Final Clients Accesses	127,595.0	128,691.4	129,347.1	131,586.6	132,461.8	132,247.2	2.8
Fixed telephony accesses (1) (2)	13,561.0	13,603.4	13,515.7	13,374.4	13,266.5	13,158.7	(3.3)
Internet and data accesses	5,194.5	5,285.0	5,371.3	5,433.8	5,516.0	5,573.4	5.5
Broadband (3)	5,134.5	5,228.7	5,315.1	5,379.4	5,452.7	5,514.1	5.5
Mobile accesses	106,647.6	107,508.3	108,117.1	110,346.5	111,143.1	110,866.4	3.1
Prepay (4)	83,703.0	84,197.0	84,688.7	86,698.0	87,454.6	87,077.4	3.4
Contract	22,944.6	23,311.3	23,428.4	23,648.5	23,688.6	23,789.1	2.0
M2M	1,873.3	1,923.3	1,970.9	2,062.2	2,125.9	2,144.8	11.5
Pay TV	2,192.0	2,294.6	2,343.0	2,431.9	2,536.2	2,648.6	15.4
Wholesale Accesses	21.8	21.8	112.7	16.4	31.4	31.4	44.4

Total Accesses T. Hispanoamerica	127,616.8	128,713.1	129,459.8	131,603.0	132,493.2	132,278.6	2.8

(1)	Includes fixed wireless and VoIP accesses.
(2)	In the second quarter of 2014, fixed telephony accesses include 50 thousand fixed wireless additional customers in Peru.
(3)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.
(4)	In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.

MOBILE ACCESSES

Unaudited figures (thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Prepay percentage (%)	78.5%	78.3%	78.3%	78.6%	78.7%	78.5%	0.2 p.p.
Contract percentage (%)	21.5%	21.7%	21.7%	21.4%	21.3%	21.5%	(0.2 p.p.	)
Smartphones (‘000)	23,057.9	25,092.5	27,257.6	27,992.8	31,048.7	35,420.7	41.2
Prepay	12,002.8	13,445.2	15,356.9	15,687.5	18,205.6	21,877.1	62.7
Contract	11,055.1	11,647.3	11,900.7	12,305.3	12,843.1	13,543.6	16.3
Smartphone penetration (%)	22.4%	24.2%	26.1%	26.3%	28.9%	33.0%	8.8 p.p.
Prepay	14.5%	16.1%	18.3%	18.3%	21.0%	25.3%	9.2 p.p.
Contract	55.2%	57.1%	58.0%	59.4%	61.9%	64.9%	7.8 p.p.
LTE (‘000)	348.3	632.8	1,113.3	1,989.8	2,811.4	4,233.6	n.m.
LTE penetration (%)	0.3%	0.6%	1.1%	1.8%	2.6%	3.9%	3.3 p.p.

Telefónica Argentina

(year-on-year changes in organic terms)

Telefónica Argentina posted solid financial results in the second quarter of the year, highlighting both the year-on-year improvement of the OIBDA margin, despite the high inflation level, and the strong year-on-year revenue growth.

On the other hand, in the second quarter of the year, the Company acquired a block of 2x10 MHz in the 700 MHz band, for 204 million euros, for the deployment of the LTE technology (spectrum previously awarded in last October’s auction). Thus, the accelerated deployment of this technology continued, already covering 55% of the population, with coverage of all provincial capitals expected by year-end.

The Company managed 26.3 million accesses as of June (stable year-on-year). In the mobile business it is worth highlighting:

•	Mobile accesses amounted to 19.7 million (+1% year-on-year) after recording net losses of 56 thousand customers in the quarter (333 thousand in the first half). Commercial activity in the last three months (-7% compared to the second quarter of the previous year) was affected by low consumption levels in the economy and the lack of devices in the country. Against this backdrop, the Company continued to focus on customer retention, which allowed a year-on-year reduction in churn of 0.3 p.p. Likewise, “smartphones” accelerated their year-on-year growth to 17%, reaching a penetration of 37% (+5 percentage points year-on-year).

•	The strategic focus on mobile data growth translated into a strong year-on-year expansion of data traffic (+75% in the quarter; +74% in the first half), while growth in voice traffic also remained solid (+10% in the quarter; +7% in the first half).

•	Higher consumption per user and the initiatives carried out to improve service monetisation allowed for a significant increase in ARPU (+29.1% in April-June; +26.6% in January-June).

Regarding the commercial activity in the fixed business:

•	Traditional fixed accesses totalled 4.7 million (-2% year-on-year) and posted a net loss of 24 thousand customers in the quarter due to low consumption levels in the economy, however, they improved slightly with respect to the previous quarter (-34 thousand). Churn remained at benchmark levels (0.8% in the quarter, -0.1 percentage points year-on-year).

•	Retail broadband accesses (1.9 million; +1% year-on-year) posted net losses of 2 thousand in the quarter (1 thousand net losses in the half year). It is worth noting the increase in the quality of the customer base due to the migration towards higher-speed services (31% of the base in speeds above 4 Mb, +2 percentage points year-on-year).

Revenues reached 981 million euros in April-June and increased by 22.5% year-on-year (+22.9% in the first half) after posting similar growth levels in the fixed and the mobile businesses.

Thus, mobile revenues amounted to 637 million euros in April-June and increased by 21.4% year-on-year (+21.3% in January-June).

•	Mobile service revenues maintained the accelerating trend in year-on-year growth up to 27.2% in the quarter (+25.5% in the first six months) mainly due to higher average consumption, thanks to the success of campaigns such as “Multiplicate” in prepay.

Data revenues in April-June increased by 31.3% year-on-year (+13.4% in January-June) positively affected by a change in the allocation of the consumption of bundled services between voice and data since the second quarter. Thus, data revenues accounted for 51% of service revenues and 78% of data revenues are already non-SMS.

Fixed revenues stood at 344 million euros in April-June and increased by 24.5% year-on-year (+25.9% in January-June).

•	Voice and access revenues increased by 10.5% year-on-year in the quarter (+12.8% in the first six months) on the back of higher average consumption following the improved performance of value-added services.

•	Broadband and new services revenues grew 35.6% compared to April-June 2014 (+37.0% year-on-year in the first six months), underpinned by higher quality of the accesses base, and accounted for 57% of fixed revenues (+5 percentage points year-on-year).

Operating expenses in the second quarter amounted to 720 million euros, 14.9% more than in the same period of 2014 (+16.3% in the first half) as a result of the impact of inflation mainly on structural costs, which were partially offset by lower commercial expenses and the implementation of efficiency measures.

OIBDA amounted to 266 million euros in April-June and increased by 40.9% year-on-year (+39.6% in January-June). Thus, the OIBDA margin in the quarter stood at 26.8% and 27.8% in the first half with strong year-on-year expansion (+3.7 percentage points and +3.5 percentage points respectively).

CapEx in the first six months (510 million euros) increased by 22.8% year-on-year (excluding the aforementioned spectrum acquisition of 204 million euros) and was mainly devoted to the expansion of the 3G and 4G networks in the mobile business, as well as improvements to the fixed network.

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	1,916	1,434	33.6	22.9	981	718	36.7	22.5
Wireless Business	1,236	937	31.9	21.3	637	470	35.5	21.4
Mobile service revenues	1,086	796	36.5	25.5	557	392	42.1	27.2
Data revenues	488	396	23.2	13.4	287	195	46.8	31.3
Handset revenues	150	141	6.2	(2.3)	79	78	2.5	(7.7)
Wireline Business	680	497	36.8	25.9	344	248	39.0	24.5
FBB and new services (1)	386	259	48.9	37.0	196	130	51.4	35.6
Voice & access revenues	261	213	22.7	12.8	130	105	23.3	10.5
Others	33	25	32.4	21.8	18	13	41.8	27.2
OIBDA	539	355	51.8	39.6	266	169	57.8	40.9
OIBDA margin (2)	27.8%	24.3%	3.5 p.p.		26.8%	23.1%	3.7 p.p.
CapEx	510	229	n.m.	n.m.	363	115	n.m.	n.m.
Spectrum	204	—	—	—	204	—	—	—
OpCF (OIBDA-CapEx)	30	127	(76.5)	(78.4)	(97)	54	c.s.	c.s.

Note:

•	OIBDA is presented before management and brand fees.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(2)	Margin over revenues includes fixed to mobile interconnection.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Final Clients Accesses	26,300.0	26,159.9	25,910.5	26,629.1	26,318.5	26,236.0	0.3
Fixed telephony accesses (1)	4,812.7	4,779.6	4,750.4	4,726.8	4,693.2	4,669.3	(2.3)
Fixed wireless	342.8	323.0	304.5	296.0	285.9	286.4	(11.3)
Internet and data accesses	1,845.4	1,854.5	1,870.7	1,880.2	1,880.7	1,877.8	1.3
Broadband (2)	1,834.2	1,842.3	1,859.0	1,870.5	1,871.8	1,869.9	1.5
Mobile accesses	19,641.9	19,525.8	19,289.4	20,022.1	19,744.6	19,688.9	0.8
Prepay	12,649.6	12,522.0	12,337.2	12,957.6	12,778.0	12,859.0	2.7
Contract	6,992.3	7,003.8	6,952.1	7,064.5	6,966.5	6,829.9	(2.5)
M2M	452.6	454.9	470.8	470.7	455.4	446.9	(1.8)
Wholesale Accesses	14.0	13.9	104.9	8.4	23.3	23.5	68.2

Total Accesses	26,314.0	26,173.9	26,015.4	26,637.6	26,341.7	26,259.5	0.3

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015		% Chg Local Cur
	Q1	Q2	Q3	Q4	Q1	Q2
Voice Traffic (Million minutes)	5,480	5,773	5,870	5,959	5,674	6,345	9.9
Data traffic (TB)	5,836	6,549	7,284	8,541	10,069	11,491	75.5
ARPU (EUR)	7.0	6.8	7.4	8.3	9.1	9.9	29.1
Prepay	2.1	2.2	2.3	2.7	2.7	2.9	17.8
Contract (1)	16.7	15.9	17.6	19.4	22.3	24.0	34.6
Data ARPU (EUR)	3.4	3.3	3.4	3.3	3.4	4.3	16.2
% non-SMS over data revenues	57.9%	59.1%	61.5%	57.3%	56.2%	78.1%	18.9 p.p.
Churn	3.2%	3.2%	3.1%	2.6%	3.1%	2.9%	(0.3 p.p.	)
Contract (1)	1.1%	1.2%	1.2%	1.0%	1.1%	1.5%	0.3 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	5,480	11,253	17,123	23,081	5,674	12,020	6.8
Data traffic (TB)	5,836	12,385	19,669	28,210	10,069	21,560	74.1
ARPU (EUR)	7.0	6.9	7.1	7.4	9.1	9.5	26.6
Prepay	2.1	2.2	2.2	2.3	2.7	2.8	19.6
Contract (1)	16.7	16.3	16.7	17.4	22.3	23.1	30.5
Data ARPU (EUR)	3.4	3.4	3.4	3.4	3.4	4.1	12.3
% non-SMS over data revenues	57.9%	58.5%	59.5%	59.0%	56.2%	68.8%	10.3 p.p.
Churn	3.2%	3.2%	3.2%	3.0%	3.1%	3.0%	(0.2 p.p.	)
Contract (1)	1.1%	1.1%	1.1%	1.1%	1.1%	1.3%	0.2 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

Telefónica Chile

(year-on-year changes in organic terms)

In the second quarter of 2015, Telefónica Chile posted a strong acceleration in year-on-year revenue and OIBDA growth, along with a significant improvement in profitability. In the fixed business, it is worth highlighting the increased commercial intensity based on the progressive adoption of service bundles and, in the mobile business, the increasing contribution of data services with a strong increase of consumption in 4G plans.

Thus, the Company continued with the accelerated deployment of the LTE network, reaching a coverage of 72% of the population as of June, and of the high-speed broadband network, with 323 thousand premises passed with fibre as of June and 349 thousand premises with VDSL.

The results of the Company continued to be negatively affected by the strong impact of regulation. Thus, the new mobile termination rates have begun to be applied since 25 January 2015 (-16%), as well as the “Nuevo Decreto Tarifario Fijo” since 5 May 2015 (-8% in the fixed network termination rate).

Telefónica managed 13.6 million accesses in Chile as of June 2015, and remained stable year-on-year. Highlights in the mobile business were:

•	Mobile accesses stood at 10.3 million and remained stable year-on-year, after posting a net quarterly loss of 274 thousand mobile accesses, associated with an increase in churn of low-value customers in prepay. However, contract accesses (+2% year-on-year) returned to show net positive additions (+40 thousand accesses in the quarter; +38 thousand in the first half), maintaining positive portability for yet another quarter (+24 thousand customers).

Also, it is worth mentioning the number of 4G customers (662 thousand), which are boosted in the quarter by the launch of 4G LTE Hybrid plans for the expansion of the service to all contract customers.

•	Smartphone net additions reached 93 thousand accesses in April-June and total accesses stood at 2.9 million (+13% year-on-year), reaching a penetration of 30% (+3 percentage points year-on-year).

•	Voice traffic dropped 2% year-on-year in the quarter (-1% year-on-year in the first half), while data traffic grew 42% year-on-year in the quarter and 35% in the first half, supported by the Company’s strategy of mobile data growth.

•	ARPU returned to positive year-on-year growth after 5 years of progressive decline (+3.0% year-on-year in the quarter; +0.8% in the first half) thanks to the acceleration of growth in incoming, outgoing and data ARPU.

Regarding commercial activity in the fixed business:

•	Traditional fixed accesses stood at 1.5 million as of June 2015 (-5% year-on-year), with a net loss similar to that of the last quarters (-20 thousand accesses in the second quarter of 2015, -42 thousand in the first six months).

•	Retail broadband accesses totalled 1.1 million (+8% year-on-year) after achieving an all-time record of net additions in the quarter (+26 thousand accesses; +42 thousand in the first half). In addition, it is worth highlighting the increase in the quality of the base after the expansion in the weight of fibre and VDSL accesses, with their gross additions representing 32% of the total (+7 percentage points year-on-year) and accounting for 20% of the base (+6 percentage points year-on-year). Also, homes connected over households passed increased by 8 percentage points, reaching 38% as of June 2015.

•	Pay TV accesses (634 thousand) grew 13% year-on-year after registering net additions in April-June of 18 thousand accesses (+33 thousand in January-June) as a result of a differential offer based on service bundling, the quality of the platform and the broadcast of high-definition channels.

Revenues in the second quarter of 2015 stood at 590 million euros and accelerated their growth to 4.4% year-on-year (1,156 million in the first half; +2.4% year-on-year), the highest year-on-year increase since the first quarter of 2012. Excluding the aforementioned regulatory impact, revenues would have grown 5.4% year-on-year (+5.0% in the first half).

Mobile business revenues amounted to 347 million euros and returned to positive year-on-year growth (+3.7% in April-June; +1.3% in January-June).

•	Mobile service revenues totalled 313 million euros in the second quarter of the year and grew 4.1% year-on-year (+1.4% in the first six months) mainly due to the higher data consumption per user as well as the higher quality of the base. Stripping out the effect of the termination rates, service revenues would have increased 5.0% in the quarter (+4.3% in the first half).

Data revenues increased 29.1% year-on-year in the quarter (+27.9% in the first half of the year) and accounted for 35% of service revenues (+7 percentage points year-on-year). This performance is driven by the higher smartphone penetration, which resulted in a 31.9% year-on-year growth of non-SMS revenues in the quarter (+32.6% in the first half), reaching 94% of data revenues (+2 percentage points year-on-year).

•	Handset revenues remained stable year-on-year both in the quarter and in the first six months, with a lower level of handset subsidies in the quarter thanks to higher rationality in the market.

Fixed business revenues reached 243 million euros in the second quarter and grew by 5.5% year-on-year (+4.0% year-on-year in the first half) boosted by growth in broadband and Pay TV revenues, and despite the aforementioned negative impact of regulatory changes. Excluding the regulatory impact, revenues would have increased 6.9% year-on-year in the quarter (+6.8% in the first half).

•	Broadband and new services revenues registered a strong growth and increased 18.5% year-on-year in the second quarter (+16.0% in the first half) due to the growth of broadband and Pay TV accesses, and the improvement of the ARPU resulting from the increase in quality of the accesses base. Thus, broadband and new service revenues accounted for 70% of fixed revenues (+8 percentage points year-on-year).

•	Voice and access revenues maintained the trend of previous quarters (-16.1% year-on-year in the second quarter; -15.0% in the first half) and continued to be affected by the fixed to mobile substitution effect as well as by the regulatory changes.

Operating expenses amounted to 397 million euros in April-June and increased 3.1% year-on-year (795 million euros in January-June; +2.6% year-on-year) mainly due to the higher network expenses associated to transformation projects, which is partly offset by lower commercial expenses in the mobile business caused by lower handset subsidies.

OIBDA totalled 203 million euros and increased 6.9% year-on-year in the quarter (379 million euros in the first half; +2.5% year-on-year) as a result of a strong increase in revenues, cost control and higher rationality of the competitive environment. Excluding regulatory impacts, the OIBDA would have increased by 8.1% year-on-year in the quarter (+5.1% in the first half). The OIBDA margin stood at 34.4% in the quarter (+0.8 percentage points year-on-year) and 32.8% in the first half (stable year-on-year).

CapEx reached 238 million euros in the first six months of the year (+2.7% year-on-year, excluding 6 million euros for the acquisition of spectrum in the first quarter of 2015) and was mainly devoted to improving 3G and 4G networks, in terms of both coverage and capacity, as well as the expansion of the fixed network.

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	1,156	1,032	12.0	2.4	590	507	16.4	4.4
Wireless Business	686	619	10.8	1.3	347	300	15.6	3.7
Mobile service revenues	617	556	11.0	1.4	313	269	16.2	4.1
Data revenues	207	148	40.0	27.9	109	76	43.8	29.1
Handset revenues	69	63	9.4	(0.0)	34	31	11.1	(0.5)
Wireline Business	469	412	13.8	4.0	243	207	17.6	5.5
FBB and new services (1)	321	253	26.9	16.0	170	129	31.9	18.5
Voice & access revenues	140	150	(7.0)	(15.0)	69	74	(6.3)	(16.1)
Others	8	9	(5.8)	(13.9)	4	4	(2.2)	(12.3)
OIBDA	379	336	12.7	3.0	203	170	19.7	7.6
OIBDA margin	32.8%	32.6%	0.2 p.p.		34.4%	33.5%	1.0 p.p.
CapEx	238	206	15.3	5.4	115	116	(0.4)	(10.7)
Spectrum	6	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	141	130	8.4	(1.0)	88	54	63.1	46.8

Note:

•	OIBDA is presented before management and brand fees.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Final Clients Accesses	13,566.9	13,576.0	13,586.1	13,888.1	13,861.3	13,610.4	0.3
Fixed telephony accesses (1)	1,631.0	1,616.8	1,593.9	1,579.0	1,557.7	1,537.4	(4.9)
Internet and data accesses	984.5	1,005.3	1,030.5	1,047.7	1,067.9	1,093.6	8.8
Broadband (2)	977.0	998.7	1,023.4	1,040.7	1,056.7	1,082.5	8.4
Fibre	38.8	47.3	55.9	63.7	73.8	82.8	75.2
Mobile accesses	10,424.3	10,394.0	10,381.4	10,660.2	10,619.5	10,345.1	(0.5)
Prepay	7,693.6	7,595.2	7,563.7	7,856.6	7,817.5	7,503.0	(1.2)
Contract	2,730.7	2,798.7	2,817.7	2,803.6	2,802.0	2,842.1	1.5
M2M	306.5	322.0	319.9	307.3	293.0	291.0	(9.6)
Pay TV	527.1	559.9	580.3	601.3	616.2	634.3	13.3
Wholesale Accesses	5.4	5.4	5.4	5.6	5.9	5.9	8.0

Total Accesses	13,572.3	13,581.4	13,591.5	13,893.8	13,867.2	13,616.3	0.3

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	3,151	3,107	3,095	3,239	3,148	3,043	(2.1)
Data traffic (TB)	11,510	13,550	14,686	15,895	14,616	19,302	42.5
ARPU (EUR)	8.9	8.4	8.6	9.0	9.4	9.7	3.0
Prepay	3.9	3.6	3.6	3.7	3.8	3.8	(5.8)
Contract (1)	25.8	24.4	24.7	26.1	27.8	28.7	5.5
Data ARPU (EUR)	2.3	2.4	2.7	2.7	3.1	3.4	27.8
% non-SMS over data revenues	89.2%	91.6%	93.3%	93.4%	94.0%	93.5%	1.9 p.p.
Churn	3.3%	3.1%	3.2%	3.3%	3.2%	3.7%	0.6 p.p.
Contract (1)	1.7%	1.7%	2.0%	2.1%	1.9%	1.9%	0.2 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	3,151	6,259	9,354	12,593	3,148	6,191	(1.1)
Data traffic (TB)	11,510	25,059	39,745	55,640	14,616	33,918	35.4
ARPU (EUR)	8.9	8.7	8.6	8.7	9.4	9.5	0.8
Prepay	3.9	3.7	3.7	3.7	3.8	3.8	(7.4)
Contract (1)	25.8	25.1	24.9	25.2	27.8	28.2	2.9
Data ARPU (EUR)	2.3	2.4	2.5	2.5	3.1	3.3	26.2
% non-SMS over data revenues	89.2%	90.4%	91.5%	91.9%	94.0%	93.7%	3.3 p.p.
Churn	3.3%	3.2%	3.2%	3.2%	3.2%	3.4%	0.2 p.p.
Contract (1)	1.7%	1.7%	1.8%	1.9%	1.9%	1.9%	0.2 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

Telefónica Perú

(year-on-year changes in organic terms)

During the second quarter of the year, Telefónica Peru posted solid commercial results in the high-end segments, with further growth of penetration in the contract segment, smartphones in the mobile business and Pay-TV in the fixed business, all of which occurred in an environment characterized by high-competition levels.

Revenues continued performing solidly in year-on-year terms, although second quarter results were affected by the reduction in mobile termination rates (-46%), from 1 April 2015, and by a higher commercial effort to capture and retain high-value customers, which affected the profitability of the business in the quarter.

As of the end of June, the Company manages 22.1 million accesses, with year-on-year growth of 4%.

In the mobile business highlights included:

•	Mobile accesses stood at 16.8 million, with 4% year-on-year growth, underpinned by the positive performance of contract accesses (+11% year-on-year), which already account for 32% of the total (+2 percentage points year-on-year). Smartphones remained as the key driver of growth thanks to the “Vuela Ahorro” plans and the expansion in LTE coverage, which reached a penetration of 27% (+14 percentage points year-on-year). On the other hand, prepay accesses grew by 1% with respect to June 2014.

•	Contract net additions reached 144 thousand accesses in the quarter (255 thousand accesses in January-June) and reflected the success of the high-value customer loyalty and new customers acquisition strategy. In prepay, the net loss of customers accelerated (-195 thousand accesses in the quarter; -226 thousand in the year), affected by the increase in churn as a result of intense competition and by customer migrations to contract.

•	As a result of the growth strategy in high-value segments, voice traffic registered strong year-on-year growth in the second quarter (+20%, +10% in January-June). These customers, in turn, underpinned the performance of data traffic (x2 versus April-June 2014; +91% in January-June).

•	ARPU decreased 1.2% year-on-year (+0.7% in January-June), affected by a highly competitive environment and the reduction in termination rates applied since April 2015. It also reflected the more aggressive stance through a customer retention strategy consisting of attractive prices in the “Red Privada Movistar” offer. On the other hand, it is worth to highlight the solid performance of data ARPU, which maintained its growth acceleration trend (+30.4% year-on-year in the second quarter, +29.9% in the first six months).

Regarding commercial activity in the fixed business, it should again be noted that bundling campaigns continued to success, boosted by the success of the pay TV:

•	Traditional fixed accesses totalled 2.6 million at the end of June (-6% year-on-year) with a sequential improvement during the quarter after posting a net loss of 36 thousand accesses (-109 thousand accesses in the first six months).

•	Retail broadband accesses reached 1.6 million in June (+7% year-on-year) after posting net additions of 35 thousand accesses in the quarter (63 thousand customers in January-June), as a result of the success of the service bundling strategy, which led to a churn reduction of 0.4 percentage points. Furthermore, it should be noted that the base’s speed mix improved, with 72% of accesses on plans with speeds 4 Mb or more (+17 percentage points year-on-year).

•	Pay TV accesses stood at 1.1 million customers at the end of June (+23% year-on-year) after posting net additions of 76 thousand accesses in the quarter (2 thousand in the same period of 2014) and 142 thousand in the first half, on the back of own productions and exclusive content, such as the Peruvian football league and the digitalization of the accesses base, along with the boost in high definition channels. Thus, in the second quarter, the volume of gross additions more than doubled the volume corresponding to the same period in 2014, and the churn decreased by 0.4 percentage points.

Revenues totalled 684 million euros in April-June of 2015 and registered a year-on-year growth of 2.8% (+4.0% year-on-year in the first half to 1,376 million euros), despite being affected by the impact of regulation in the mobile business (which deducted 2.1 percentage points from the quarter’s year-on-year growth and -1.1 percentage points to the semester’s).

Mobile business revenues stood at 385 million euros in the second quarter, 3.7% more than in the same period of 2014 (+5.2% year-on-year in the first six months of the year).

•	Mobile service revenues posted a 4.8% growth in the second quarter (+7.0% year-on-year in the half year), with strong growth in data revenues and despite the aforementioned regulatory changes (+8.4% year-on-year in the second quarter; +8.9% in the six-month period, stripping out the regulatory impact).

Thus, data revenues accelerated their year-on-year growth in the quarter to 38.7% (+37.0% in January-June) accounting for 33% of service revenues (+8 percentage points year-on-year), underpinned by the strong smartphone growth. Non-SMS data revenues rose by 47.4% year-on-year in April-June (+46.7 in January-June), already accounting for 94% of mobile data revenues (+6 percentage points year-on-year).

•	Handset revenues decreased by 4.2% in the quarter (-7.8% in the half year), due to the increase on subsidies driven by to the commercial effort aimed at high-value customers in an environment of more intense competition.

Fixed business revenues stood at 299 million euros in the quarter and increased by 1.6% year-on-year (+2.5% in the first six months).

•	Broadband and new services revenues already accounted for 72% of total revenues in the second quarter (+5 percentage points year-on-year), maintaining solid year-on-year growth levels (+9.4% in the quarter; +10.7% in January-June) as a result of strong accesses growth.

•	Voice and access revenues decreased by 13.0% year-on-year in the quarter (-12.5% in January-June).

Operating expenses reached 479 million euros in April-June of 2015 and increased by 7.5% year-on-year in organic terms (excluding 7 million euros related to restructuring costs), mainly due to higher supplies associated with the increased commercial efforts for the acquisition and retention of customers in high-value segments and the impact of exchange rates over expenses paid in US dollars. However, they improved with respect to the preceding quarter (+8.3% in January-June) due to lower termination costs.

OIBDA stood at 212 million euros in the second quarter (-4.1% year-on-year; -3.1% in January-June), affected by the aforementioned increased commercial effort. Thus, the OIBDA margin reached 31.0% in the second quarter (-2.3 percentage points compared to the second quarter of 2014) and 32.7% in the first six months of the year (-2.5 percentage points year-on-year).

CapEx stood at 181 million euros in the first six months of the year (+9.4% year-on-year) and reflected an investment increase both in fixed broadband, aimed at offering a more competitive service, and in Pay TV (accesses base digitalisation). In mobile, it was devoted to the development of new services and the expansion and improvement of the network for 3G and 4G.

TELEFÓNICA PERU

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	1,376	1,191	15.5	4.0	684	603	13.4	2.8
Wireless Business	779	667	16.8	5.2	385	336	14.4	3.7
Mobile service revenues (1)	696	586	18.8	7.0	342	296	15.6	4.8
Data revenues	224	147	52.1	37.0	114	74	53.0	38.7
Handset revenues	83	81	2.4	(7.8)	43	41	5.7	(4.2)
Wireline Business	597	524	13.8	2.5	299	266	12.1	1.6
FBB and new services (2)	421	343	22.9	10.7	214	177	20.7	9.4
Voice & access revenues	166	171	(2.8)	(12.5)	79	83	(4.1)	(13.0)
Others	9	10	(10.9)	(19.7)	5	6	(16.4)	(24.4)
OIBDA	450	425	5.8	(4.7)	212	208	2.0	(7.4)
OIBDA margin	32.7%	35.7%	(3.0 p.p. )		31.0%	34.4%	(3.4 p.p. )
CapEx	181	149	21.4	9.4	118	100	18.7	7.3
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	268	276	(2.7)	(12.4)	93	108	(13.4)	(21.1)

Note:

•	OIBDA is presented before management and brand fees.

(1)	Includes fixed wireless revenues.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Final Clients Accesses	21,081.6	21,287.9	21,632.6	21,976.4	22,083.4	22,104.2	3.8
Fixed telephony accesses (1)	2,725.7	2,776.9	2,749.3	2,714.7	2,641.4	2,605.8	(6.2)
Fixed wireless (2)	251.4	292.8	280.2	262.7	191.2	229.8	(21.5)
Internet and data accesses	1,457.2	1,490.7	1,505.2	1,523.4	1,557.4	1,589.2	6.6
Broadband (3)	1,431.8	1,468.8	1,483.2	1,501.3	1,529.7	1,564.4	6.5
Mobile accesses	16,012.9	16,133.1	16,489.0	16,790.2	16,870.2	16,819.1	4.3
Prepay	11,377.8	11,288.6	11,450.9	11,676.3	11,645.3	11,450.4	1.4
Contract	4,635.2	4,844.5	5,038.1	5,113.9	5,224.8	5,368.7	10.8
M2M	82.8	85.6	87.8	86.2	118.0	98.4	15.0
Pay TV	885.7	887.3	889.1	948.0	1,014.5	1,090.1	22.9
Wholesale Accesses	0.4	0.4	0.4	0.4	0.3	0.2	(63.5)

Total Accesses	21,082.1	21,288.4	21,633.0	21,976.8	22,083.7	22,104.3	3.8

(1)	Includes fixed wireless and VoIP accesses.
(2)	In the second quarter of 2014, fixed telephony accesses included 50 thousand additional customers.
(3)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	7,886	6,762	7,177	7,607	8,001	8,083	19.5
Data traffic (TB)	2,901	3,078	3,599	4,206	5,040	6,389	n.m.
ARPU (EUR)	6.1	6.2	6.7	6.9	7.0	6.8	(1.2)
Prepay	3.9	3.8	4.1	4.2	4.2	3.9	(6.6)
Contract (1)	12.0	11.9	12.6	13.4	13.5	13.2	(0.4)
Data ARPU (EUR)	1.5	1.6	1.8	2.0	2.2	2.3	30.4
% non-SMS over data revenues	85.5%	88.4%	88.6%	85.9%	92.1%	94.0%	5.5 p.p.
Churn	3.8%	4.0%	3.8%	3.7%	4.0%	4.3%	0.3 p.p.
Contract (1)	2.1%	1.5%	1.4%	1.9%	2.2%	2.0%	0.5 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	7,886	14,648	21,825	29,432	8,001	16,084	9.8
Data traffic (TB)	2,901	5,979	9,578	13,784	5,040	11,429	91.2
ARPU (EUR)	6.1	6.1	6.3	6.5	7.0	6.9	0.7
Prepay	3.9	3.8	3.9	4.0	4.2	4.0	(4.5)
Contract (1)	12.0	11.9	12.1	12.4	13.5	13.3	1.3
Data ARPU (EUR)	1.5	1.5	1.6	1.7	2.2	2.2	29.9
% non-SMS over data revenues	85.5%	86.9%	87.5%	87.1%	92.1%	93.1%	6.1 p.p.
Churn	3.8%	3.9%	3.9%	3.8%	4.0%	4.1%	0.2 p.p.
Contract (1)	2.1%	1.5%	1.5%	1.6%	2.2%	2.1%	0.6 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

Telefónica Colombia

(year-on-year changes in organic terms)

During the second quarter of the year, Telefónica Colombia increased its commercial intensity sequentially, keeping year-on-year revenues stable, despite the effect of the mobile termination rate reduction (-42%) since 1 January 2015 and the highly competitive environment. The OIBDA margin posted strong year-on-year expansion despite the increased commercial effort.

Telefónica Colombia reached 15.3 million accesses at the end of the quarter (+2% year on year).

Regarding the operating trend of the mobile business:

•	Mobile accesses stood at 12.4 million, up 1% year-on-year, with positive contract net additions for the first time in the last 6 quarters (3 thousand accesses; -5 thousand in the quarter), boosted by a sequential increase of gross additions (the highest level since the removal of the lock-in clauses in July 2014). On the other hand, the application of more restrictive criteria for accounting prepay accesses resulted in a net loss of 475 thousand accesses in the quarter (424 thousand in the half year).

It is also worth mentioning the smartphone growth, which reached 3.7 million accesses (+6% year-on-year) and a penetration of 32% (+1 percentage points year-on-year), and the LTE accesses growth, which reached 652 thousand and a penetration of 5.4% as of June 2015.

•	Voice traffic increased by 3% year-on-year in the second quarter (+2% in the first six months) and data traffic recorded a year-on-year growth of 53% (+55% in January-June) boosted by the focus on the mass use of data services.

•	Thus, the ARPU posted a 9.2% decline compared to the second quarter of 2014 (-9.2% in the January-June period) affected by the impact of the reduction of termination rates and a higher intensity in promotions. However, data ARPU growth trend remained solid (+7.7% in the quarter, +8.3% in the first six months of the year).

Regarding commercial activity in the fixed business, it is worth mentioning that all services are affected by an incident related to a change in the installation model that affected the commercial activity during the quarter, both in gross additions and in disconnections. By services:

•	Traditional fixed accesses reached 1.5 million at the end of June (-1% year-on-year) and recorded a net loss of 15 thousand accesses in the quarter (-10 thousand accesses in the first six months of the year).

•	Retail broadband accesses stood at 991 thousand customers (+8% year-on-year) after posting 2 thousand accesses net additions in the quarter (+30 thousand in January-June) affected by the aforementioned incident, the higher competitive intensity and the elimination of the subsidies by the government to the least favoured segments. Penetration over the total fixed accesses already accounted for 68% of the total telephony accesses base (+6% year-on-year).

•	Pay TV accesses stood at 444 thousand at the end of the quarter and maintained a solid growth trend (+16% year-on-year) after recording net additions of 15 thousand accesses in the quarter (+28 thousand accesses in January-June), underpinned by the success of the high-definition channels bundled at attractive prices and despite the incident in the installation of services of the fixed business in the quarter.

Revenues in the second quarter of 2015 reached 400 million euros, and decreased by 1.8% year-on-year (798 million euros in January-June, -0.7% year-on-year) affected by the high competition intensity and the reduction of mobile termination rates from 1 January 2015. Stripping out the regulatory impact, revenues would grow 1.7% year-on-year (+2.9% in January-June).

Mobile business revenues amounted to 249 million euros in April-June (-2.6% year-on-year; -1.2% in the first six months of the year).

•	Mobile service revenues recorded a 4.4% year-on-year decline in the second quarter (-3.2% in January-June) affected by the increased promotional intensity in the quarter and the reduction in termination rates (+1.3% year-on-year in the quarter and +2.5% in the first half excluding this effect), although data revenues maintained double-digit growth rates.

Thus, data revenues increased by 10.5% compared to the second quarter of 2014 (+12.3% in January-June), accounting for 30% of mobile service revenues (+4 percentage points year-on-year). Non-SMS revenues increased year-on-year by 13.6% in the quarter (+15.7% in the first six months of the year), already accounting for 97% of data revenues (+3 percentage points year-on-year).

•	Handset revenues increased by 15.1% year-on-year in the April-June period (+18.3% in January-June) due to the lower level of subsidies following the removal of lock-in clauses in July last year.

Fixed business revenues reached 151 million euros in the second quarter (-0.3% year-on-year; +0.2% year-on-year in January-June).

•	Broadband and new services revenues (58% of fixed revenues; +2 percentage points year-on-year) recorded year-on-year growth of 3.2% in the second quarter (+3.5% year-on-year in the first six months of 2015), underpinned by Pay TV and broadband accesses growth.

•	Voice and access revenues decreased by 4.8% year-on-year in the second quarter (-3.9% in January-June), due to the fixed to mobile substitution effect and the lower customer base.

Operating expenses (262 million euros) decreased by 5.9% year-on-year in the second quarter (-5.1% in the first six months of the year) as a result of lower interconnection costs, lower intensity in commercial expenses on a year-on-year basis and the operating efficiencies achieved as a consequence of the simplification projects, which offset the impact of the exchange rate on expenses paid in US dollars.

Thus, OIBDA reached 146 million euros in April-June of 2015, with year-on-year growth of 7.1%, (+8.2% in January-June) thanks to the cost control mentioned above. Therefore, OIBDA margin stood at 36.5% (37.0% in the first six months) and recorded a year-on-year growth rate of 3.0 percentage points, both in the quarter and in the first half.

CapEx amounted to 159 million euros in the first six months of 2015 (-13.7% year-on-year in organic terms, excluding 110 million euros for the spectrum renewal carried out in the first quarter of 2014), and has been mainly devoted to developing higher capacity networks, both in the mobile (3G and 4G) and in the fixed business (broadband).

TELEFÓNICA COLOMBIA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	798	831	(3.9)	(0.7)	400	428	(6.6)	(1.8)
Wireless Business	500	523	(4.4)	(1.2)	249	269	(7.4)	(2.6)
Mobile service revenues	445	475	(6.3)	(3.2)	221	244	(9.1)	(4.4)
Data revenues	133	123	8.7	12.3	67	64	5.2	10.5
Handset revenues	55	48	14.5	18.3	27	25	9.5	15.1
Wireline Business	299	308	(3.0)	0.2	151	159	(5.2)	(0.3)
FBB and new services (1)	172	171	0.2	3.5	87	89	(1.8)	3.2
Voice & access revenues	126	136	(7.0)	(3.9)	64	70	(9.4)	(4.8)
Others	1	1	(23.8)	(21.3)	0	0	(14.6)	(9.4)
OIBDA	296	283	4.7	8.2	146	143	1.8	7.1
OIBDA margin	37.0%	34.0%	3.0 p.p.		36.5%	33.5%	3.0 p.p.
CapEx	159	301	(47.0)	(45.3)	111	123	(9.8)	(3.8)
Spectrum	—	110	n.m.	n.m.	—	2	n.m.	n.m.
OpCF (OIBDA-CapEx)	136	(18)	c.s.	c.s.	35	20	73.0	68.8

Note:

•	OIBDA is presented before management and brand fees.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Final Clients Accesses	15,128.7	15,052.5	15,403.9	15,689.7	15,777.5	15,308.1	1.7
Fixed telephony accesses (1)	1,459.9	1,464.0	1,468.6	1,461.0	1,465.8	1,450.8	(0.9)
Internet and data accesses	895.1	922.4	952.9	970.2	997.3	999.8	8.4
Broadband (2)	886.7	913.9	944.5	961.7	988.9	991.3	8.5
Mobile accesses	12,409.8	12,281.9	12,581.6	12,842.5	12,884.9	12,413.3	1.1
Prepay	9,105.9	8,982.4	9,313.3	9,582.6	9,633.2	9,158.6	2.0
Contract	3,303.9	3,299.5	3,268.3	3,259.9	3,251.7	3,254.7	(1.4)
M2M	404.7	416.2	421.5	427.8	438.7	444.4	6.8
Pay TV	363.8	384.1	400.8	416.0	429.4	444.2	15.6
Wholesale Accesses	1.9	1.9	1.9	1.9	1.9	1.9	0.0

Total Accesses	15,130.6	15,054.4	15,405.9	15,691.6	15,779.4	15,310.1	1.7

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	5,603	5,525	5,607	5,781	5,591	5,713	3.4
Data traffic (TB)	6,670	7,454	8,708	9,410	10,516	11,387	52.8
ARPU (EUR)	6.1	6.4	6.6	6.2	5.5	5.5	(9.2)
Prepay	1.7	1.7	1.8	1.8	1.4	1.4	(14.0)
Contract (1)	20.4	21.4	22.6	21.5	19.9	19.6	(3.5)
Data ARPU (EUR)	1.6	1.7	1.8	1.7	1.7	1.8	7.7
% non-SMS over data revenues	93.7%	94.7%	95.4%	97.5%	96.9%	97.3%	2.5 p.p.
Churn	3.0%	3.8%	2.7%	3.0%	3.0%	4.5%	0.7 p.p.
Contract (1)	2.3%	2.1%	2.2%	2.1%	2.2%	2.3%	0.1 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	5,603	11,128	16,735	22,516	5,591	11,304	1.6
Data traffic (TB)	6,670	14,124	22,832	32,242	10,516	21,902	55.1
ARPU (EUR)	6.1	6.2	6.3	6.3	5.5	5.5	(9.2)
Prepay	1.7	1.7	1.8	1.8	1.4	1.4	(14.8)
Contract (1)	20.4	20.9	21.5	21.5	19.9	19.8	(2.3)
Data ARPU (EUR)	1.6	1.7	1.7	1.7	1.7	1.7	8.3
% non-SMS over data revenues	93.7%	94.2%	94.6%	95.3%	96.9%	97.1%	2.9 p.p.
Churn	3.0%	3.4%	3.2%	3.1%	3.0%	3.8%	0.4 p.p.
Contract (1)	2.3%	2.2%	2.2%	2.2%	2.2%	2.2%	(0.0 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

Telefónica México

(year-on-year changes in organic terms)

Telefónica Mexico’s better positioning in quality was reflected in a record level of commercial activity in a second quarter which allowed the Company to gradually gain market share and drove the strong year-on-year growth of both revenues and OIBDA. Thus, it is worth highlighting the year-on-year improvement in profitability, driven by both the increasing economies of scale and the benefits from the new regulatory environment.

As an example of the innovation in its propositions, on 8 June the company launched the “Bye roaming” campaign, becoming the first operator to offer the possibility of calling from the US without applying any roaming costs.

On the other hand, financial results were impacted by termination rates cut on non-dominant operators’ networks since 1 January 2015 (-19% for voice termination; -83% for SMS termination); maintaining the asymmetric regulation of termination rates in the dominant operator’s network (zero cents per minute since August 2014).

Telefónica Mexico managed 24.6 million accesses, 13% more than in March 2014.

•	Mobile accesses stood at 23.0 million (+14% year-on-year) with a strong level of commercial activity in the quarter and gross additions that were a record high for a second quarter (+8% year-on-year), driven by both the success of the commercial proposition in the prepay segment (+7% year-on-year) and the better performance in contract (+41% year-on-year).

•	Thus, net additions in the quarter amounted to 512 thousand accesses despite the high level of churn in the prepay segment (3.5%, due mainly to low-value customers) which resulted in a lower net gain than in the previous quarter despite the higher commercial activity.

Smartphones grew 2.1 times compared to June 2014, after reaching a net gain in the quarter of 706 thousand accesses. Thus, smartphone penetration over accesses stood at 36% (+17 percentage points year-on-year). The deployment of the LTE network continued to expand throughout the country, reaching a coverage of 21% and an access base of 1.1 million customers (5% of penetration).

•	ARPU declined 7.7% year-on-year in the second quarter of 2015, affected by termination rate cuts and the launch of more aggressive commercial propositions, which are, at the same time, driving strong growth in the customer base.

•	Said increase in the customer base, mainly in smartphones, allowed voice traffic to grow 11% vs. April-June 2014 and data traffic by 74%.

•	Fixed accesses through fixed wireless technology increased by 2% year-on-year to 1.6 million.

Revenues in April-June period increased to 458 million euros and accelerated its year-on-year growth to 7.8% (+6.8% in the first half; 903 million euros).

•	Mobile service revenues (391 million euros in April-June) improved their year-on-year growth to 7.0% (+6.5% year-on-year in the first half) driven by customer base growth, international carrier revenue improvement and despite termination rate cuts since the beginning of the year. Excluding the impact of termination rates, service revenues would have grown 10.2% year-on-year (+9.7% in the first half).

Data revenues grew 1.5% year-on-year in the quarter (+2.8% in January-June) and represented 23% of service revenues despite the heavy SMS termination rate cut (-83% year-on-year), leveraged on non-SMS revenues (+22.0%; +24.7% in the first half). Thus, non-SMS data revenues represented 82% of total data revenues (+14 percentage points year-on-year).

•	Handset revenues grew 11.7% vs. the second quarter of the previous year (+8.9% year-on-year in the first half) driven by the increasing contribution of contract gross additions, smartphones and LTE handsets.

Operating expenses stood at 362 million euros in April-June and remain virtually stable year-on-year (+0.3%) as higher commercial expenses were practically offset by lower interconnection expenses and the implemented efficiency plans. The worse year-on-year performance of operating expenses compared to the previous quarter (-2.8% year-on-year in the first half) is explained by the anniversary of the application of asymmetric rates (reduction of termination charge of calls in the dominant operator’s network which took place in April 2014) and the increasing growth of commercial expenses driven by the acceleration in customer acquisition.

OIBDA increased to 105 million euros in the April-June period and grew 43.6% year-on-year (214 million euros in January-June; +55.8% year-on-year) as a result of the solid revenue growth and the progressive generation of economies of scale and the new regulatory framework.

As a result, OIBDA margin increased by 5.7 percentage points year-on-year in the quarter to 22.9% (+7.4 percentage points in the in the first half to 23.7%).

CapEx totalled 109 million euros in the first half of the year (+13.4% year-on-year), mainly devoted to the improvement in mobile network capacity and coverage, and the opening of own stores.

TELEFÓNICA MÉXICO

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	903	793	13.8	6.8	458	403	13.6	7.8
Mobile service revenues	766	676	13.4	6.5	391	346	12.8	7.0
Data revenues	181	165	9.4	2.8	90	84	6.9	1.5
Handset revenues	136	117	16.0	8.9	68	57	17.7	11.7
OIBDA	214	129	65.7	55.6	105	69	51.3	43.4
OIBDA margin	23.7%	16.3%	7.4 p.p.		22.9%	17.2%	5.7 p.p.
CapEx	109	91	20.7	13.4	63	51	22.0	15.5
Spectrum	—	—	—	—	—	—	—	—
OpCF (OIBDA-CapEx)	104	38	n.m.	n.m.	42	18	n.m.	n.m.

Note:

•	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Mobile accesses	19,324.8	20,244.2	20,561.0	21,673.4	22,536.6	23,048.8	13.9
Prepay	17,862.0	18,777.4	19,127.6	20,207.5	21,056.6	21,553.9	14.8
Contract	1,462.8	1,466.8	1,433.4	1,465.8	1,480.0	1,494.9	1.9
M2M	351.0	354.1	362.1	433.7	455.8	485.9	37.2
Fixed Wireless	1,504.8	1,530.6	1,540.4	1,551.3	1,545.6	1,553.8	1.5

Total Accesses	20,829.6	21,774.8	22,101.5	23,224.7	24,082.2	24,602.6	13.0

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	6,626	7,723	7,454	8,807	8,485	8,559	10.8
Data traffic (TB)	4,460	4,590	6,497	6,832	7,891	7,967	73.6
ARPU (EUR)	4.6	5.0	5.0	5.2	4.9	4.9	(7.7)
Prepay	3.9	4.3	4.4	4.6	4.3	4.3	(5.6)
Contract (1)	20.0	19.1	19.2	19.3	19.0	19.2	(4.8)
Data ARPU (EUR)	1.3	1.4	1.4	1.4	1.3	1.3	(11.9)
% non-SMS over data revenues	65.4%	68.2%	70.2%	73.4%	80.2%	82.0%	13.8 p.p.
Churn	5.7%	2.9%	3.5%	3.4%	2.8%	3.4%	0.5 p.p.
Contract (1)	1.1%	1.4%	1.4%	1.6%	1.7%	2.2%	0.8 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	6,626	14,349	21,804	30,611	8,485	17,044	18.8
Data traffic (TB)	4,460	9,050	15,547	22,379	7,891	15,858	75.2
ARPU (EUR)	4.6	4.8	4.9	5.0	4.9	4.9	(4.9)
Prepay	3.9	4.1	4.2	4.3	4.3	4.3	(1.6)
Contract (1)	20.0	19.5	19.4	19.4	19.0	19.1	(8.3)
Data ARPU (EUR)	1.3	1.4	1.4	1.4	1.3	1.3	(8.3)
% non-SMS over data revenues	65.4%	66.8%	67.9%	69.3%	80.2%	81.1%	14.3 p.p.
Churn	5.7%	4.3%	4.0%	3.9%	2.8%	3.1%	(1.2 p.p. )
Contract (1)	1.1%	1.3%	1.4%	1.4%	1.7%	1.9%	0.6 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

Telefónica Venezuela and Central America

(year-on-year changes in organic terms)

In the second quarter of the year Telefónica strengthened its differential positioning in Venezuela and Central America as a result of the effort to offer the best services to its customers, as shown in the high uptake of 4G offers. All this is reflected in the solid operating and financial results.

In Central America one of the highlights was the launch of the “Movistar Sin Fronteras” campaign in May which allows all customers of the region, along with those of Mexico, to browse with no extra roaming costs while staying within the region. This campaign allows all prepaid, contract, corporate and SME customers to continue to use the same data packages.

Furthermore, the economic-financial results in Venezuela in reported terms as of June 2015 were affected by the Company’s decision to adopt an exchange rate for the Venezuelan bolivar of 197 bolivars fuertes per dollar (set at the last quote of SIMADI on 30 June), effective from the second quarter of 2015. This change in the conversion of the financial information entailed a reduction in the quarter of 397 million euros in revenues and 90 million euros in the OIBDA in order to adapt the results of the first six months of the year to the new exchange rate.

Regarding operating trends in the business as of June 2015:

•	Telefónica managed 24.0 million accesses, with growth of 1% despite the disconnection of 1.8 million of inactive prepay accesses in Central America in the fourth quarter of 2014. In Venezuela accesses reached 12.1 million (+6% year-on-year) and in Central America 11.8 million (-4% year-on-year).

•	Mobile accesses amounted to 22.2 million and grew by 1% year-on-year. In Venezuela mobile accesses reached 10.9 million and increased 7% year-on-year, on the back of higher consumption levels and higher handset availability. Additionally, it is worth mentioning the positive performance of 4G offers, with 224 thousand accesses as of the end of June. In Central America, mobile accesses reached 11.3 million, and dropped 4% year-on-year as a result of the aforementioned disconnection of accesses. Net additions in the region amounted to 262 thousand accesses in the quarter (68 thousand in Venezuela and 194 thousand in Central America).

•	Smartphones with an associated data plan increased by 26% year-on-year and reached a penetration of 36% at the end of the quarter (+7 percentage points year-on-year). In Venezuela, smartphones grew by 23% and the penetration remained as a benchmark in the region at 53% (+7 percentage points year-on-year).

•	Voice traffic increased 10% both in the quarter and the first half of the year, mainly driven by higher consumption per user in Venezuela (traffic per customer +17% in April-June, +19% January-June). Additionally, the strong smartphone expansion was reflected in data traffic performance, with a year-on-year growth of 58% in the quarter and 51% in the first half. Thus, ARPU of the region grew by 26.2% year-on-year in the second quarter (+23.2% in the first half).

•	Pay TV accesses in Venezuela grew by 4% year-on-year, reaching 480 thousand accesses, after recording quarterly net additions of 4 thousand accesses (+13 thousand accesses in the first half of the year).

Revenues in the first half of 2015 stood at 576 million euros, a 30.0% year-on-year increase. In Venezuela, revenues reached 141 million euros after the aforementioned adjustment and 435 million euros in Central America (+3.2% year-on-year; +3.5% in the quarter).

•	Mobile service revenues grew 24.4% year-on-year in the first six months of the year (+28.3% in the second quarter) due to the expansion in mobile data and the aforementioned growth in traffic. In Venezuela, mobile service revenues increased 59.6% year-on-year in the first half (+69.4% in the quarter) driven by the boost in smartphone penetration, the strategy of migration towards higher-value plans and tariff adjustments. In Central America, revenues rose 3.5% both in the quarter and in the first half.

Thus, data revenues represented 34% of mobile service revenues in January-June 2015 (+3 percentage points year-on-year) and presented a year-on-year growth of 45.8% (+50.2% in April-June). This evolution is mainly driven by the robust growth of non-SMS data revenues (+72.4% year-on-year), which already accounted for 81% of data revenues (+12 percentage points year-on-year).

•	Handset revenues more than doubled both in the quarter and in the first half compared to the same period of 2014 as a result of an increase in the commercial activity due to a higher availability of handsets.

Operating expenses reached 448 million euros in the first six months of the year (+42.0% year-on-year; +57.3% in the quarter) and continued to be affected by the widespread increase in prices, the negative impact of the exchange rate adjustment of dollarised expenses in Venezuela, and the higher commercial activity. On the other hand, the Company maintained its focus on generating efficiency measures to offset these increases.

OIBDA stood at 136 million euros in the first half and increased 4.0% year-on-year (-6.9% in the quarter). The OIBDA margin stood at 23.5% in January-June (-6.4 percentage points year-on-year). It should be highlighted that OIBDA in Costa Rica was positive in the quarter for the first time since its commercial launch in 2011.

CapEx reached 88 million euros in the first six months of the year (more than doubling with respect to the same period of 2014) and was mainly aimed at investments for the deployment and development of the 3G and 4G networks in the region.

TELEFÓNICA VENEZUELA AND CENTRAL AMERICA (1) (2)

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June				April - June
	2015	2014	% Chg	% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	576	579	(0.5)	30.0	150	305	(50.8)	34.7
Mobile service revenues	529	543	(2.5)	24.4	144	285	(49.4)	28.3
Data revenues (3)	182	169	7.8	45.8	40	87	(53.5)	50.2
Handset revenues	47	36	32.6	n.s.	6	20	(67.7)	n.m.
OIBDA	136	187	(27.6)	4.0	30	109	(72.4)	(6.9)
OIBDA margin	23.5%	32.4%	(8.8 p.p. )		20.1%	35.8%	(15.7 p.p. )
CapEx	88	136	(34.7)	(13.6)	47	38	24.3	n.m.
Spectrum (4)	—	79	n.m.	n.m.	—	—	—	—
OpCF (OIBDA-CapEx)	47	52	(9.0)	59.3	(17)	71	c.s.	(86.6)

Note:

•	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014. The January-March 2015 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI, (as of 30 June, this rate was set at 197 Venezuelan bolivars fuertes per dollar).

•	OIBDA is presented before management and brand fees.

(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2014, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(3)	Data revenues do not include hyperinflationary adjustments.
(4)	Corresponds to Panama.

ACCESSES (1)

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Fixed telephony accesses (2)	1,377.3	1,386.0	1,361.8	1,288.4	1,314.7	1,297.8	(6.4)
Fixed Wireless	1,127.4	1,138.2	1,128.7	1,065.0	1,093.5	1,078.1	(5.3)
Internet and data accesses	12.2	12.1	11.9	12.3	12.6	13.0	6.9
Broadband (3)	4.8	4.9	5.1	5.3	5.6	6.0	22.3
Mobile accesses	21,813.8	21,919.5	21,947.2	21,471.9	21,899.6	22,161.8	1.1
Prepay (4) (5)	19,602.9	19,676.2	19,721.3	19,242.6	19,672.9	19,943.2	1.4
Contract	2,210.9	2,243.3	2,225.9	2,229.2	2,226.7	2,218.6	(1.1)
M2M	123.8	129.8	134.9	141.7	147.9	147.7	13.8
Pay TV	415.3	463.2	472.8	466.6	476.1	480.0	3.6

Total Accesses	23,618.6	23,780.9	23,793.7	23,239.2	23,703.0	23,952.6	0.7

(1)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(2)	Includes fixed wireless and VoIP accesses.
(3)	Includes ADSL, satellite, fiber, cable modem and broadband circuits.
(4)	Includes prepay M2M accesses.
(5)	In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.

SELECTED OPERATIONAL MOBILE BUSINESS DATA (1)

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	9,173	9,262	9,413	9,627	10,125	10,215	10.3
Data traffic (TB)	9,993	10,434	11,848	13,400	14,300	16,472	57.9
ARPU (EUR) (2)	3.6	3.7	4.1	4.6	5.2	2.9	26.2
Prepay (3)	3.0	2.9	3.3	3.8	4.4	2.3	32.5
Contract (4)	10.2	10.8	11.7	12.9	13.4	8.7	8.5
Data ARPU (EUR) (3) (5)	1.3	1.3	1.5	1.7	2.1	1.1	49.9
% non-SMS over data revenues	66.7%	70.3%	74.2%	75.4%	79.9%	81.5%	11.2 p.p.
Churn (3)	2.6%	2.8%	3.1%	4.8%	2.6%	2.9%	0.0 p.p.
Contract (4)	1.1%	1.2%	1.3%	1.2%	1.1%	1.2%	(0.0 p.p.	)

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	9,173	18,435	27,848	37,475	10,125	20,340	10.3
Data traffic (TB)	9,993	20,427	32,274	45,675	14,300	30,772	50.6
ARPU (EUR) (2)	3.6	3.7	3.8	4.0	5.2	4.0	23.2
Prepay (3)	3.0	3.0	3.1	3.3	4.4	3.3	27.5
Contract (4)	10.2	10.5	10.9	11.4	13.4	11.0	9.1
Data ARPU (EUR) (3) (5)	1.3	1.3	1.3	1.4	2.1	1.6	45.5
% non-SMS over data revenues	66.7%	68.5%	70.6%	72.0%	79.9%	80.7%	12.2 p.p.
Churn (3)	2.6%	2.7%	2.9%	3.3%	2.6%	2.7%	0.0 p.p.
Contract (4)	1.1%	1.1%	1.2%	1.2%	1.1%	1.1%	0.0 p.p.

Notes:

•	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VZ/$ for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VZ/$ in the fourth quarter of 2014.

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(2)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2014 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(3)	Impacted by the disconnection of 1.8 million inactive accesses in Central America in the fourth quarter of 2014.
(4)	Excludes M2M.
(5)	Does not include hyperinflation adjustment.

Other Hispam countries

TELEFÓNICA ECUADOR

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June					April - June
	2015	2014	% Chg		% Chg Local Cur	2015	2014	% Chg		% Chg Local Cur
Revenues	297	241	23.4		0.4	149	121	22.4		(1.5)
Mobile service revenues	266	227	17.5		(4.4)	133	115	15.5		(7.1)
Data revenues	96	74	28.7		4.7	50	38	32.7		6.9
Handset revenues	31	14	n.m.		77.8	16	6	n.m.		97.3
OIBDA	97	87	11.5		(9.3)	45	45	1.6		(18.4)
OIBDA margin	32.7%	36.2%	(3.5 p.p.	)		30.4%	36.7%	(6.2 p.p.	)
CapEx	174	23	n.m.		n.m.	28	17	67.9		29.5
Spectrum	135	—	n.m.		n.m.	1	—	n.m.		n.m.
OpCF (OIBDA-CapEx)	(76)	65	c.s.		c.s.	17	28	(38.0)		(46.9)

•	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Mobile accesses	5,174.5	5,155.4	4,995.9	5,002.5	4,675.3	4,545.3	(11.8)
Prepay	4,165.4	4,111.9	3,915.1	3,897.8	3,545.6	3,380.8	(17.8)
Contract	1,009.1	1,043.5	1,080.9	1,104.7	1,129.7	1,164.6	11.6
M2M	116.4	124.2	136.9	154.2	173.3	182.7	47.1
Fixed Wireless	49.5	49.5	51.3	53.1	48.1	43.8	(11.6)

Total Accesses	5,224.0	5,204.9	5,047.3	5,055.6	4,723.4	4,589.1	(11.8)

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	1,175	1,203	1,212	1,201	1,172	1,253	4.2
Data traffic (TB)	1,142	1,223	1,315	1,485	1,786	2,213	80.9
ARPU (EUR)	6.8	7.0	7.3	7.8	8.3	8.9	1.5
Prepay	4.0	3.9	4.1	4.4	4.6	4.8	0.8
Contract (1)	21.1	22.1	21.8	22.3	24.5	24.6	(10.9)
Data ARPU (EUR)	2.3	2.4	2.4	2.6	3.0	3.6	22.7
% non-SMS over data revenues	76.8%	78.6%	78.5%	80.6%	82.5%	85.1%	6.5 p.p.
Churn	2.5%	2.8%	3.7%	3.2%	5.7%	4.6%	1.8 p.p.
Contract (1)	1.3%	1.3%	1.3%	1.7%	1.6%	1.5%	0.3 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	1,175	2,378	3,589	4,790	1,172	2,426	2.0
Data traffic (TB)	1,142	2,366	3,680	5,165	1,786	3,999	69.0
ARPU (EUR)	6.8	6.9	7.0	7.2	8.3	8.6	0.7
Prepay	4.0	3.9	4.0	4.1	4.6	4.7	(2.2)
Contract (1)	21.1	21.7	21.7	21.9	24.5	24.6	(7.9)
Data ARPU (EUR)	2.3	2.3	2.3	2.4	3.0	3.3	14.6
% non-SMS over data revenues	76.8%	77.7%	78.0%	78.6%	82.5%	83.9%	6.1 p.p.
Churn	2.5%	2.6%	3.0%	3.0%	5.7%	5.2%	2.5 p.p.
Contract (1)	1.3%	1.3%	1.3%	1.4%	1.6%	1.6%	0.3 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

TELEFÓNICA URUGUAY

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June					April - June
	2015	2014	% Chg		% Chg Local Cur	2015	2014	% Chg	% Chg Local Cur
Revenues	126	114	10.4		2.3	61	55	10.4	3.1
Mobile service revenues	118	108	9.8		1.7	57	52	9.8	2.5
Data revenues	51	43	21.0		12.1	26	21	22.6	14.3
Handset revenues	8	7	20.6		11.7	4	3	20.1	12.1
OIBDA	44	44	0.7		(6.5)	20	20	(2.1)	(8.4)
OIBDA margin	35.0%	38.4%	(3.4 p.p.	)		32.7%	36.8%	(4.2 p.p. )
CapEx	14	15	(9.8)		(16.5)	6	11	(45.9)	(48.5)
Spectrum	—	—	—		—	—	—	—	—
OpCF (OIBDA-CapEx)	30	28	6.5		(1.0)	14	10	46.4	34.9

•	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2014				2015
	March	June	September	December	March	June	% Chg
Mobile accesses	1,845.7	1,854.4	1,871.6	1,883.8	1,912.5	1,844.1	(0.6)
Prepay	1,245.8	1,243.2	1,259.6	1,276.9	1,305.3	1,228.4	(1.2)
Contract	599.9	611.2	612.0	606.9	607.1	615.7	0.7
M2M	35.5	36.6	37.0	40.6	43.7	47.8	30.7

Total Accesses	1,845.7	1,854.4	1,871.6	1,883.8	1,912.5	1,844.1	(0.6)

SELECTED OPERATIONAL MOBILE BUSINESS DATA

Unaudited figures

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg Local Cur
Voice Traffic (Million minutes)	850	845	862	864	840	783	(7.3)
Data traffic (TB)	1,045	1,118	1,318	1,499	1,704	1,937	73.3
ARPU (EUR)	9.5	9.1	9.2	9.8	10.0	9.8	0.5
Prepay	4.6	4.3	4.2	4.6	4.5	4.6	(0.1)
Contract (1)	20.8	20.1	20.6	21.8	23.2	22.2	3.2
Data ARPU (EUR)	3.9	3.8	3.9	4.2	4.5	4.5	12.4
% non-SMS over data revenues	51.5%	54.0%	56.7%	60.8%	67.3%	67.5%	13.4 p.p.
Churn	1.9%	1.6%	1.4%	1.5%	1.4%	3.0%	1.4 p.p.
Contract (1)	0.6%	0.6%	0.7%	0.9%	0.7%	0.7%	0.1 p.p.

	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	% Chg Local Cur
Voice Traffic (Million minutes)	850	1,695	2,557	3,421	840	1,623	(4.3)
Data traffic (TB)	1,045	2,163	3,482	4,981	1,704	3,641	68.3
ARPU (EUR)	9.5	9.3	9.2	9.4	10.0	9.9	(1.2)
Prepay	4.6	4.4	4.4	4.4	4.5	4.6	(4.8)
Contract (1)	20.8	20.4	20.5	20.8	23.2	22.7	2.9
Data ARPU (EUR)	3.9	3.8	3.9	4.0	4.5	4.5	9.5
% non-SMS over data revenues	51.5%	52.7%	54.0%	55.7%	67.3%	67.4%	14.6 p.p.
Churn	1.9%	1.7%	1.6%	1.6%	1.4%	2.2%	0.4 p.p.
Contract (1)	0.6%	0.6%	0.7%	0.7%	0.7%	0.7%	0.1 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.

•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.

(1)	Excludes M2M.

06

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0
Telefónica Servicios Integrales de Distribución	100.0
TELEFÓNICA UK (1)	100.0
TELEFÓNICA DEUTSCHLAND	62.6
TELEFÓNICA BRASIL (2)	70.2
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.6
Telefónica Chile	97.9
Telefónica Colombia (3)	70.0
Telefónica Móviles El Salvador	60.0
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Telefónica Digital	100.0
Telco TE S.p.A	100.0
DTS, Distribuidora de Televisión Digital	100.0
Mediaset Premium	11.1
Indra (4)	3.2
China Unicom	2.5
BBVA	0.7

(1)	As of 24 March 2015 Telefónica reached a definitive agreement for the sale of its operations in the UK (O2 UK) to the Hutchison Whampoa Group. After the execution of the definitive agreement, O2 UK will be reported as a discontinued operation within Telefónica Group, and its assets and liabilities as “held for sale”, in accordance with IFRS.
(2)	As of 28 May 2014 the acquisition of GVT by Telefónica Brasil was completed. Reported figure already includes the exchange with Vivendi of 4.5% of the share capital of Telefónica Brasil for 8% of the ordinary shares of Telecom Italia. In addition, as of 29 July 2015 the Company agreed to exchange with Vivendi 3.5% of the share capital of Telefónica Brasil for Telefónica S.A. treasury shares, representing 0.95% of its share capital.
(3)	As of 9 July 2015, Telefónica transfered 36,371,769 ordinary shares of Colombia Telecomunicaciones, S.A. ESP to the Colombian Nation. Following this transfer, Telefónica holds 67.5% of the share capital of Colombia Telecomunicaciones, S.A. ESP.
(4)	As of 29 January 2015, holding communicated to CNMV.

ADDENDA

Changes to the Perimeter

In the first six months of 2015 the following changes have been made to the perimeter of consolidation:

•	In June 2015 the company Telco TE, S.p.A. was newly-incorporated, 100% owned by Telefónica. After the demerger of Telco S.p.A., Telefónica received through this company the proportional shares of Telecom Italia, S.p.A (14.72% of its ordinary share capital), to which it was entitled in accordance with its stake in Telco, S.p.A.

As of 30 June, Telefónica had already completed the divestment of its entire stake in Telecom Italia, S.p.A in accordance with the regulatory and competition commitments assumed.

The new company owned by Telefónica, Telco TE, S.p.A. is included the perimeter of consolidation by the full consolidation method.

•	On 28 May, after obtaining all the pertinent regulatory authorisations, the acquisition of Global Village Telecom, S.A. and its holding GVT Participaçoes, S.A., (“GVT”), from Vivendi, S.A. was approved, as well as the issuance of Telefónica Brasil shares to Vivendi, S.A. as partial payment of GVT’s sale price.

Consequently, the closing of this acquisition for an amount of 4,663 million euros (through payment in cash and debt assumption) as well as the delivery of 12% of the share capital of the new Telefónica Brasil, resulting from the integration, were formalised. On the other hand, and in accordance with the regulatory and competition commitments assumed, Vivendi, S.A. exchanged with Telefónica, S.A. 4.5% of this percentage for 8% of Telecom Italia’s ordinary shares in June.

GVT and its subsidiaries are included in the perimeter of consolidation of Telefónica Group through the full consolidation method.

On July 29, Telefónica committed to deliver treasury shares representing 0.95% of its share capital to Vivendi, S.A., in exchange for preferred shares of Telefonica Brasil, S.A, representing approximately 3.5% of its share capital. The execution of this agreement is subject to approval by the Brazilian competition authority (CADE).

•	On 30 April, after obtaining the required regulatory approval, Telefónica de Contenidos, S.A.U. acquired 56% of DTS Distribuidora de Televisión por Satélite, S.A. (“DTS”). DTS and its subsidiaries are included in the perimeter of consolidation of Telefónica Group through the full consolidation method. Telefónica’s previous stake in DTS was consolidated through the equity method.

•	On 24 March 2015, Telefónica reached a definitive agreement for the sale of its operations in the UK (O2 UK) to Hutchison Whampoa Group.

After the signing of definitive agreement, O2 UK continues as of 30 June 2015 to be part of the perimeter of consolidation of Telefónica Group, although it is now being reported as a discontinued operation and its assets and liabilities as “held for sale”, in compliance with the IFRS.

Completion of the transaction is subject, among other usual conditions, to the approval of the applicable regulatory authorities and the obtaining of waivers to certain change of control provisions.

•	The sale of yourfone GmbH was closed on 2 January 2015. The company, which was consolidated through the full consolidation method, has been removed from the perimeter of consolidation.

DISCLAIMER

This document contains forward-looking statements regarding intentions, expectations or forecasts related to Telefónica Group (hereinafter, the “Company” or “Telefónica”). These statements include financial forecasts and estimates based on underlying premises, statements regarding plans, objectives and expectations that make reference to different aspects, including, the customer base and its evolution, growth of the different business lines and of the global business, the market share, Company results and other aspects related to the activity and situation of the Company.

The forward-looking statements or forecasts contained herein can be identified, in certain cases, through the use of words such as “expectation”, “anticipation”, “purpose”, “belief” or similar expressions, or the corresponding negative forms, or through the own predictive nature of all issues referring to strategies, plans or intentions. These forward-looking statements or forecasts do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks, uncertainties and other relevant factors that could cause the final developments and results to differ substantially from the ones put forward through these intentions, expectations or forecasts. These risks and uncertainties are identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory Authorities of the securities markets in which its stocks are listed and, in particular, the Spanish National Securities Market Commission.

The content of this statement must be taken into account by any individual or entity who may have to adopt a decision, or elaborate or disseminate opinions related to the securities issued by the Company, and, in particular, by analysts and investors that may be examining this document. Except as required by applicable laws, Telefónica is not required to inform publicly of the result of any review it may perform concerning these statements to adapt them to events or circumstances taking place after this presentation, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized or non-audited information. To this regard, the information contained herein must be read as a whole and is subject to all the public information available, including, if any, other documents released by the Company that may contain more detailed information.

Finally, it is hereby stated that neither this report or any of its contents should be interpreted as a securities purchase, sale or exchange offer, or a request for offers regarding the purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

Investor Relations Distrito Telefónica—Ronda de la Comunicación, s/n 28050 Madrid (España) Tel: +34 91 482 87 00 Fax: +34 91 482 85 99

Pablo Eguirón (pablo.eguiron@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Gonzalo Borja (gonzalo.borjadelsur@telefonica.com) ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 30, 2015	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer